Warsaw, 2003-10-27


03037202

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
NOV 05 2003
WASH. D.C. 187 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the copy of „Orbis" S.A. Semi-annual 2003 Consolidated Report.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Best regards

Andrzej Szułdrzyński
Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006


ORBIS
GRUPA HOTELOWA

SAPs - 2003
Semi annual report

Contents:

Report
of auditor

ORBIS S.A.

AUDITOR'S REPORT
ON REVIEW OF THE CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE FIRST HALF OF 2003

INDEPENDENT AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

To the Shareholders, Supervisory Board and Management Board of Orbis S.A.

We have reviewed the attached consolidated financial statements of the Capital Group for which Orbis S.A. with registered office in Warsaw, ul. Bracka 16 is the holding company, including:

- introduction to the consolidated financial statements,
- consolidated balance sheet prepared as of 30 June 2003, with total assets and liabilities of PLN 1,534,593 thousand,
- consolidated profit and loss account for the period from 1 January 2003 to 30 June 2003 disclosing a net profit of PLN 31,169 thousand,
- statement of changes in consolidated equity disclosing an increase in equity of PLN 13,982 thousand,
- consolidated cash flow statement for the period from 1 January 2003 to 30 June 2003 showing a net cash outflow of PLN 56,862 thousand during the reporting period,
- additional information and explanations.

Fairness, correctness and clarity of information included in the consolidated financial statements are the responsibility of the Management Board of Orbis S.A. Our responsibility was to review these financial statements.

With the exception of the issue described in the following paragraph, our review was carried out in accordance with professional standards issued by the National Board of Certified Auditors in Poland. Those standards require that we plan and perform the audit so as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. Our review was carried out mainly based on analysis of data included in the consolidated financial statements, insight into the consolidation documentation and information provided by the Management Board and the financial and accounting personnel of Orbis S.A. The scope and method of a review are substantially different from an audit. It is not an objective of the review to express an opinion on the accuracy, fairness and clarity of the consolidated financial statements. Therefore, no such opinion is issued.

In restating the opening balance under the amended Accounting Act effective as of 1 January 2002, the Capital Group recognised under assets the titles to perpetual usufruct of land previously stated off-balance sheet. As of 30 June 2003, the titles were stated at PLN 65,201,851.48, i.e. the value of land assessed by authorities responsible for setting charges for perpetual usufruct.

Until the date of this report, no binding interpretation of the provisions of the amended Accounting Act regarding measurement and recognition of title to perpetual usufruct of land was issued. In our opinion, those titles should be measured at fair value as at the recognition date.

With the exception of potential adjustments which could prove necessary if the Capital Group estimated the fair value of title to perpetual usufruct of land, our review did not indicate that any material adjustments were required in the attached consolidated financial statements to ensure an accurate, fair and clear presentation of the economic and financial condition of Orbis S.A. Capital Group as of 30 June 2003 and its financial result for the period of 6 months then ended, in line with:
- the Accounting Act of 29 September 1994 (Dz. U. from 2002, No. 76, item 694) and regulations issued based thereon,
- the requirements defined in the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus (Dz. U. No. 139, item 1568, with subsequent amendments) and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz. U. No. 139, item 1569, with subsequent amendments).

Certified auditor

Alina Domosławska
No. 679

Represented by

Alina Domosławska
Board Member

Wacław Nitka
Board Member

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw
Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors in Poland

Warsaw, 29 September 2003

The above review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Introduction

Introduction to the Consolidated Financial Statements

1. Basic Information About the Issuer

The attached consolidated financial statements contain the financial figures of the Orbis Group, in which Orbis S.A. is the dominant company. Orbis S.A. has its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw. The Company is registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the business operations of Orbis S.A. includes, among others:

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. The Format of the Financial Statements

The attached consolidated financial statements present financial figures contained in the balance sheet as of June 30, 2003, in comparison with the respective figures as of June 30, 2002, and as of December 31, 2002, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the semi-annual period of 2003 comparative to the corresponding figures for the semi-annual period of 2002.

3. Members of the Orbis S.A. Management Board (serving during the 5th tenure of the Board):

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board
6/ Laurent Picheral	- Member of the Management Board
7/ Alain Billy	- Member of the Management Board from August 5, 2003.

Members of the Orbis S.A. Supervisory Board (serving during the 5th tenure of the Board):

Jean-Philippe Savoye – Chairman,
David Vely, Eli Alroy, Wanda Dutkowska, Andrzej Saja, Janusz Rożdżyński, Sabina Czepielinda, Wojciech Ciesielski, Michael Harvey, David Netser (till June 25, 2003), Justin Chuter (from June 26, 2003).

4. The consolidated current financial statements of the Orbis Group as well as the comparative financial figures covering the past periods contain cumulative data of all the organizational units of the Company Orbis S.A. which keep separate accounting books.

At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Management Board's Office and 54 Hotel Branches.

4.1 In the course of the current reporting period and in the comparable period no merger with other companies took place.

4.2 The financial statements have been prepared on the assumption that the Orbis S.A and Companies forming the Orbis Group further continue their business operations. As of the date of these financial statements, no circumstances exist that would indicate a threat for the continuation of Companies' activities in the foreseeable future.

5. Graphic Presentation of the Organizational Structure of the Group of Associated Entities of the Issuer and Information Concerning the Types of Relations Within The Group


ORBIS S.A.
Controlling (dominant) entity
Subsidiaries
Affiliated companies
70.41%
PBP Orbis Sp. z o.o.
0.18%
84.44%
33.33%
Orbis Casino Sp. z o.o.
49%
PH Majewicz Sp. z.o.o.
25%
100
Globis Poznań Sp. z o.o.
Sp. z o.o.
25%
Globis Wrocław Sp. z o.o.

5.1 Entities Forming the Orbis Group, Fully Consolidated or Accounted for by the Equity Method:

Company Legal status / seat	Consolidation method	Core business	Court or other registration body	Equity in PLN	Orbis S.A. Share	
					in the equity	in the total no of votes
PBP„Orbis" Sp. z o.o. (Ltd.) Warsaw, 3, Annopol str.	full	Travel agency – retail and tour operator	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	16 454	70.41 %	70.41 %
ORBIS Transport Sp. z o.o. (Ltd.) Warsaw, 47, Łopuszańska str.	full	Transport of passengers, rental and leasing of vehicle fleet	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	14 429	84.44 %	84.44 %
ORBIS CASINO Sp. z o.o. (Ltd.) Warsaw, 3, Okrąg str.	equity method	Running casinos and arcade games salons	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	2 592	33.33 %	33.33 %

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

As at June 30, 2003 the financial statements of the above-mentioned companies have not been consolidated since the values reported in the financial statements of these companies are negligible in terms of implementing the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

No.	**Name of the Company**	Degree of control over management	Balance sheet total in PLN '000	Net revenues from the sale of goods and products and financial operations in PLN '000	Financial result in PLN '000
1.	Wioska Turystyczna Wilkasy Sp. z o.o.	subsidiary	4,289	534	-178
2.	P. H. "Majewicz" Sp. z o.o.	associated	4,691	3,959	65
3.	Globis Poznań Sp. z o.o.	associated	56,431	138	-1,978
4.	Globis Wrocław Sp. z o.o.	associated	3	-	0

During the reporting period of the consolidated financial statements and the comparative consolidated financial statements, no change in the composition of the consolidated units or in units accounted for by the equity method took place.

6 The financial statements for the past periods were adjusted to ensure the comparability of data in connection with changes introduced by virtue of the amended Accounting Act of September 29, 1994. The list and clarification of differences resulting from adjustments stemming from changes in accounting principles (policy) have been included as an additional explanatory note.

7 An adjustment stemming from a reservation made by the company licensed to audit the financial statements was made in the comparative financial data. In the figures for the semi-annual period of 2002, the amount of 978 thousand relating to settlement of the currency option and formerly disclosed as outlays for work in progress was now posted to deduction of the past year's profit at the beginning of 2002 in order to ensure comparability of these figures.

8. ACCOUNTING PRINCIPLES

8.1 Basis for Preparation of the Financial Statements

The consolidated financial statements have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

8.2 Principles of Consolidation

The consolidated financial statements prepared as of June 30, 2003, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.

The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the dominant company	Net revenues from sales and financial operations	Share in the revenues of the dominant entity
ORBIS S.A.		**1,413,603**		**299,020**	
Subsidiary companies					
PBP Orbis, Sp. z o.o.	70.41%	72,108	5.10%	73,696	24.65%
ORBIS Transport, Sp. z o.o.	84.44%	76,005	5.38%	41,261	13.80%
Wioska Turystyczna Wilkasy, Sp. z o.o.	100%	4,289	0.30%	534	0.18%

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the dominant company	Net revenues from sales and financial operations	Share in the revenues of the dominant entity
Associated companies					
ORBIS CASINO, Sp. z o.o.	33.33%	19,520	1.38%	178,043	59.54%
Globis Poznań, Sp. z o.o.	25%	56,431	3.99%	138	0.05%
Globis Wrocław Sp. z o.o.	25%	3	0%	-	0%
PH Majewicz, Sp. z o.o.	49%	4,691	0.33%	3,959	1.32%
TOTAL Orbis Group, of which:		**1,646,650**	**100%**	**596,651**	**100%**
Consolidated companies		1,581,236	96.03%	592,020	99.22%
Companies excluded from consolidation		65,414	3.97%	4,631	0.78%

8.3 Intangible Fixed Assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent loss in value.

8.4 Tangible Fixed Assets

Fixed assets are valued as at the date of their disclosure in the accounting books at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net sale price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the equity. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purpose of financing work in progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

Throughout the years 1998-2000, the Companies forming the Orbis Group benefited from an investment allowance (relief) in the income tax settlement, Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

8.5 Depreciation

The rate of depreciation reflecting the usable life of a given asset is determined as at the date of acquisition of an intangible fixed asset or a fixed asset.

The period of economic usability of a fixed asset serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

8.6 Long-Term Investments

Long-term investments comprise assets acquired by the Companies for the purposes of generating economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by independent expert, except for works of art, the value of which is specified in specialist catalogues.

Titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land.

8.7 Interest in Subsidiaries and Affiliates

Interests in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

8.8 Short-Term Investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions

of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

8.9 Derivative Instruments

Derivatives are reported when the Companies becomes a party to a binding agreement.
As at the balance date, the derivatives are appraised at their fair value. Derivatives with fair value exceeding zero are treated as financial assets while derivatives with a negative fair value are treated as financial liabilities.
Profit or loss derived from derivatives is reported accordingly as income or financial costs and as a cash flow from operating activities in the cash flow statement.

8.9.1 Reporting Hedging Derivatives

Profits and losses derived from a change in the fair value resulting from the valuation of an instrument hedging the fair value are reported, as at the balance sheet date, as costs or financial income in the profit and loss account in the period in which they were incurred. At the same time, profit or loss from a hedged, which could be attributed to hedged risk, adjust the balance sheet value of the hedged position and are immediately reported in the profit and loss account as income or financial costs.

Profits and losses derived from a change in the fair value of an instrument hedging the cash flows are disclosed under a separate item of equity (revaluation reserve) to such a degree to which the given instrument represents an effective hedging for a related position that is being hedged. The ineffective degree is accounted for in the profit and loss account under „income" or "financial costs" item. Profits and losses from the hedging instrument are reported in the profit and loss account when the hedged item of assets and liabilities affects the profit and loss account.

8.9.2 Derivative Instruments Incorporated in Agreements

Derivatives incorporated in agreements are conditions following from an executed agreement as a result of which a part or the entire cash flows derived from the agreement changes in a manner similar to that that would have been caused by derivatives used independently of an agreement. They form part of the so-called basic agreements.

8.10 Creditors and Debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. At the balance sheet date, the amounts due to creditors and from debtors are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the Companies' bank, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the Companies' bank for a given day, which cannot be lower than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, general revaluation write-offs for amounts due from debtors are made:

- overdue for 6 to 9 months – up to 50% of the amount due,
- overdue for 9 to 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

8.11 Stocks

Tangible current assets are appraised according to the mean weighted acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence, the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

8.12 Cash and Cash Equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Companies' transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

8.13 Deferred Costs and Deferred Income

As at the balance day, deferred costs are reported according to their initial value less write-offs that had been posted to costs by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, representing the liquidation of deferred income item corresponding to revenues or capital.

Deferred income is reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash and cash equivalents received to finance the acquisition or manufacturing of fixed assets, equivalent of work in progress acquired gratuitously, fixed assets and intangibles and a negative goodwill.

8.14 Deferred Income Tax

According to the Polish regulations, the Companies forming the Orbis Group calculate their income tax liability in 2003 at 27% of their taxable income.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, resulting from executed contracts,
- accrued unrealized negative foreign exchange differences,
- provisions set up for anticipated liabilities and losses, including cost-related provisions, which are likely to induce a tax cost at the time of their disbursement,
- assets revaluation write-offs that would reduce the taxation base in the future.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

8.15 Equity

The initial capital of the Orbis Group comprises of the initial capital of Orbis S.A., reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be revalued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs in the amount of the net profit.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly of Shareholders.

Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Companies forming the Group pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in-kind in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve.

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to the Companies forming the Orbis Group by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

8.16 Provisions

The Companies set up provisions for certain and highly probable future liabilities, the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation into the following groups:
- provisions for liabilities related to basic operating activities, resulting from the costs incurred over a given period, that were documented by means of an external accounting receipt as at the balance sheet day;
- provisions arising out of the provisions of the law, for benefits for employees to be realized in the course of future reporting periods;
- provisions for the current and deferred income tax;
- other provisions for liabilities,
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

8.17 Income & Costs; Principles of Determining the Financial Profit

In the Orbis Group the net financial result is derived from:

a) operating result:
   - profit (loss) from basic operating activities,
   - profit (loss) from other operating activities,

b) result from financial operations,

c) extraordinary items,

d) obligatory charges on financial result as a result of income tax paid by the Companies forming the Group and payments equivalent thereto on the basis of separate regulations, broken down into:
   - current income tax resulting from the taxation base;

- deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result on basic operating activities constitutes a difference between income and costs relating to the basic operating activities. Sales of services are valued according to invoiced and rendered services.

The result on other operating activities constitutes a difference between income and costs directly relating to operating activities. Other operating income and costs embrace the following:

- income and costs being a result of ongoing events that took place in the course of the reporting period,
- income and costs being a result of changed estimates made at the valuation of assets and liabilities other than financial ones,
- income as a result of profits generated in the preceding years being cleared in the future periods.

The result on financial operations constitutes a difference between financial income and financial costs comprising the following groups:

- income from interest, dividends and other benefits resulting from financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivables other than those treated as financial assets and costs of interest on trade liabilities and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of the Companies forming the Group and not related to the general risk of conducting operations. It applies in particular to disasters, fire, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God, loss incurred in relation to the setting up of a provision for Acts of God or the change of its amount, profits from the dissolution of such a provision or the change in the amount of non-disbursed provisions for Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

9. International Accounting Standards

In order to comply with the reporting duties imposed upon by the Regulation of the Council of Ministers dated October 16, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and an abbreviated issue prospectus, the Management Board of the issuer is obligated to present the areas in which the principles and methods of accounting adopted by the Company and the figures disclosed in the attached financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since Orbis S.A. does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Orbis Group's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, Orbis S.A. must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

a) Effects of Hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Perpetual Usufruct (free-hold) of Land

The Companies forming the Orbis Group disclose the title to perpetual usufruct of land at acquisition price, which need not reflect the actual market value of the land. If the right to

perpetual usufruct was acquired gratuitously by a Company, the purchase price is established on the basis of a decision issued by territorial administration authorities which served as the basis for calculating fees for perpetual usufruct of land. According to the IAS, such titles should be reported at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

10. Accounting by Sectoral and Geographic Divisions

a) The model of accounting by sectoral divisions represents the main division-related accounting model adopted by the Orbis Group while the model of accounting by geographic divisions constitutes a supplementary model.

b) The following sectoral divisions have been established within accounting by sectors:
- Hotels with restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

c) Method of establishing the divisions:
Sectoral divisions have been established on the basis of to the core business operations of the Companies of the Orbis Group according to the Polish Classification of Business Activity (PKD).

d) Method of separation and valuation of revenues and costs of a division:

Revenues of a division represent revenues from sales to external clients or from transactions with other divisions, disclosed in the profit and loss account, that can be directly ascribed to a given division as well as part of revenues that can be attributed to a given division on the basis of reasonable grounds.
Division's revenues include in particular:
- sales revenues,
- other related operating income.

Costs of a division are costs of operating activities that can be directly ascribed to that division, along with part of other costs that can be ascribed to it on the basis of reasonable grounds.
Division's costs include in particular:
- costs of finished products and goods for resale,
- costs of sales,
- other related operating costs.

Result of a division is a difference between division's revenues and costs. It represents the profit on operating activities prior to the inclusion of costs of the head office, income or expenses related to interest, income tax, extraordinary gains, profits or losses from investments, income and costs of associated entities and joint undertakings consolidated by the equity method as well as prior to the deduction of minority interests.

e) Method of separation and valuation of assets and liabilities of a division:

Assets of a division represent assets posted to operating activities and:
- used by the division in its operating activities,
- that can be directly ascribed to a given division or can be ascribed to it on the basis of reasonable grounds.

Division's assets do not include assets resulting from income tax nor assets used in the general operations of a unit.

Division's assets include in particular:
- intangible fixed assets,
- tangible fixed assets,
- stocks,
- short-term receivables for goods for resale and services, taxes, subsidies, customs duties, social and health security and other benefits as well as other receivables related to the operations of a division,
- short-term deferred costs.

Liabilities of a division are liabilities posted to operating activities that can be directly attributed to a given division or ascribed to it on the basis of reasonable grounds.

Liabilities of a division include:
- short-term liabilities for goods for resale and services, taxes (save for income tax), customs duties, insurance and other benefits, for salaries and wages and other liabilities related to the operations of a division,
- prepayments for deliveries,
- guarantee fees,
- takings,
- deposits,
- lease-related liabilities,
- deferred income – prepayments for services,
- deferred costs.

f) Transaction prices between sectoral divisions are fixed in accordance with market rules.

g) Companies of the Orbis Group have adopted the criterion of geographic location of their clients for the purposes of establishing geographic divisions.

The following divisions have been established within the framework of accounting by geographic divisions:
- Poland,
- Europe (excluding Poland),
- Asia,
- North America.

Hotel operations are run in all separated geographic divisions. Clients availing themselves of tourist services come from all segments except for Asia, while transport services are rendered in the geographic segment "Poland and Europe".

11. Average Exchange Rates of Polish Zloty in the Periods Covered by the Financial Statements and the Comparative Financial Figures

In respect of the reporting period covered by the financial statements and the comparative financial figures, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on June 28, 2002, i.e. 1 □ = 4.0091 PLN,
- on June 30, 2003, i.e. 1 □ = 4.4570 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2002, until June 30, 2002, 1 □ = 3.7026 PLN,
- from January 1, 2002, until June 30, 2003, 1 □ = 4.3110 PLN.

Year 2002	Rate of exchange of the Euro on the last day of the month	Year 2003	Rate of exchange of the Euro on the last day of the month
31.01.02	3.5929	31.01.03	4.1286
28.02.02	3.6410	28.02.03	4.2083
29.03.02	3.6036	31.03.03	4.4052
30.04.02	3.5910	30.04.03	4.2755
31.05.02	3.7782	31.05.03	4.3915
28.06.02	4.0091	30.06.03	4.4570
Arithmetic mean	**3.7026**	**Arithmetic mean**	**4.3110**

Financial statements

Consolidated Semi-annual Report SA-PS 2003

(In accordance with § 57 section 2 of the Ordinance of the Council of Ministers dated October 16, 2001
- Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current 1st half-year, period from	**01.01.2003**	to	**30.06.2003**
and for the prior 1st half-year, period from	01.01.2002	to	30.06.2002
Date submitted	24.10.2003		

Orbis Spółka Akcyjna
(full name of company)

Orbis S.A.	**12**
(brief name of company)	(sector in accordance with WSE classification)
00-028	**Warszawa**
(postcode)	(city)
Bracka	**16**
(street)	(number)
827 34 25, 829 39 30	**sekrde@orbis.pl**
(phone, facsimile)	(e-mail)
526-025-04-69, 006239529	**www. orbis.pl**
(VAT no., REGON)	(www)

Deloitte & Touche Audit Services Sp. z o.o.
(chartered auditors

Consolidated Semi-annual Report SA-PS 2003 comprises :

- Report of chartered auditors on the reviewed consolidated semi-annual financial statements
- ☐ Opinon and report of chartered auditors on the audit of consolidated semi-annual financial statements
- ☑ Consolidated semi-annual financial statements
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Account
  - ☑ Consolidated Statement of Shareholders' Equity
  - ☑ Consolidated Satement of Cash Flows
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the operations of the Company's capital group

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	half-year 2003	half-year 2002	**half-year 2003**	half-year 2002
I. Net sales revenues	**368 270**	386 857	**85 426**	104 483
II. Operating profit (loss)	**20 572**	11 771	**4 772**	3 179
III. Profit (loss) before taxation	**45 203**	11 580	**10 486**	3 128
IV. Net profit (loss)	**31 169**	7 657	**7 230**	2 068
V. Net cash flows from operating activities	**36 686**	47 057	**8 510**	12 709
VI. Net cash flows from investing activities	**- 89 129**	- 42 098	**- 20 675**	- 11 370
VII. Net cash flows from financing activities	**- 4 419**	12 631	**- 1 025**	3 411
VIII. Total net cash flows	**- 56 862**	17 590	**- 13 190**	4 750
IX.. Total assets	**1 534 593**	1 527 810	**344 311**	381 086
X. Liabilities and reserves for liabilities	**323 248**	341 178	**72 526**	85 101
XI. Long-term liabilities	**78 886**	88 269	**17 699**	22 017
XII. Short-term liabilities	**137 464**	142 452	**30 842**	35 532
XIII. Shareholders' equity	**1 201 345**	1 175 940	**269 541**	293 318
XIV. Share capital	**92 154**	92 154	**20 676**	22 986
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**1,26**	0,88	**0,29**	0,24
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	**26,07**	25,52	**5,85**	6,37
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

SA-PS 2003 in thousands of PLN

CONSOLIDATED BALANCE SHEET

	Note	half-year 2003	year 2002	half-year 2002
ASSETS				
I. Fixed assets		**1 272 364**	1 225 703	1 293 419
1. Intangible assets, of which:	**1**	**8 321**	9 326	9 470
- goodwill		**2 975**	3 560	4 144
2. Goodwill of subsidiary and associated companies	**2**	**0**	0	0
3. Tangible fixed assets	**3**	**1 232 169**	1 180 808	1 196 223
4. Long-term receivables	**4,9**	**2 319**	2 754	2 422
4.1. From affiliated companies		**849**	970	1 091
4.2. From other companies		**1 470**	1 784	1 331
5. Long-term investments	**5**	**9 530**	14 256	65 076
5.1. Real estste		**0**	3 879	12 601
5.2. Intangible assets		**0**	0	0
5.3. Long-term financial assets		**9 135**	9 982	52 080
a) in affiliated companies, of which:		**7 775**	8 340	7 622
- shares in subsidiary and associated companies valued under the equity method		**2 736**	3 363	2 594
- shares in subsidiary and associated companies not subject to consolidation		**497**	497	305
b) in other companies		**1 360**	1 642	44 458
5.4. Other long-term investments		**395**	395	395
6. Long-term deferred assets	**6**	**20 025**	18 559	20 228
6.1. Deferred income tax		**19 872**	18 541	18 544
6.2. Other deferred assets		**153**	18	1 684
II. Current assets		**262 229**	237 453	234 391
1. Inventories	**7**	**12 795**	13 974	16 370
2. Current receivables	**8,9**	**88 541**	62 021	78 256
2.1. From affiliated companies		**3 296**	3 472	9 004
2.2. From other companies		**85 245**	58 549	69 252
3. Short-term investments	**10**	**138 006**	156 307	117 686
3.1. Short-term financial assets		**120 740**	141 048	102 705
a) in affiliated companies		**0**	0	0
b) in other companies		**37 017**	463	0
c) cash and cash equivalents		**83 723**	140 585	102 705
3.2. Other short-term investments		**17 266**	15 259	14 981
4. Short-term deferred assets	**11**	**22 887**	5 151	22 079
Total Assets		**1 534 593**	1 463 156	1 527 810
SHAREHOLDERS' EQUITY AND LIABILITIES				
I. Shareholders' Equity		**1 201 345**	1 187 363	1 175 940
1. Share capital	**13**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)		**0**	0	0
3. Own shares in treasury (negative value)	**14**	**0**	0	0
4. Reserve capital	**15**	**742 323**	724 005	721 997
5. Revaluation capital	**16**	**268 435**	270 047	287 561
6. Other reserve capitals	**17**	**65 126**	0	0
7. Foreign currency translation differences on subsidiary and associated companies		**0**	0	0
a) positive foreign exchange differences		**0**	0	0
b) negative foreign exchange differences		**0**	0	0
8. Prior years' profit (loss)		**2 138**	66 574	66 571
9. Net profit (loss)		**31 169**	34 583	7 657
10. Net profit write-offs during the financial year (negative value)	**18**	**0**	0	0
II. Minority shareholders' interest	**19**	**10 000**	10 331	10 297
III. Negative goodwill of subsidiary and associated companies	**20**	**0**	0	395
IV. Liabilities and reserves for liabilities		**323 248**	265 462	341 178
1. Reserves for liabilities	**21**	**82 444**	80 977	85 467
1.1. Reserve for deferred income tax		**17 285**	16 269	14 939
1.2. Provisions for pensions and similar benefits		**43 656**	45 355	52 273
a) long-term provisions		**36 977**	39 715	45 090
b) short-term provisions		**6 679**	5 640	7 183
1.3. Other provisions		**21 503**	19 353	18 255
a) long-term provisions		**19 725**	19 090	18 255
b) short-term provisions		**1 778**	263	0
2. Long-term liabilities	**22**	**78 886**	73 228	88 269
2.1. To affiliated companies		**0**	0	0
2.2. To other companies		**78 886**	73 228	88 269
3. Current liabilities	**23**	**137 464**	94 041	142 452
3.1. To affiliated companies		**824**	835	564
3.2. To other companies		**124 285**	83 824	127 900
3.3. Special funds		**12 355**	9 382	13 988
4. Accrued liabilities	**24**	**24 454**	17 216	24 990
4.1. Negative goodwill		**0**	0	0
4.2. Accrued expenses and deferred income		**24 454**	17 216	24 990
a) long-term accruals		**177**	200	0
b) short-term accruals		**24 277**	17 016	24 990
Total Shareholders' Equity and Liabilities		**1 534 593**	1 463 156	1 527 810

	Note			
Book value		**1 201 345**	1 187 363	1 175 940
Number of shares		**46 077 008**	46 077 008	46 077 008
Book value per share (in PLN) - basic	**25**	**26,07**	25,77	25,52
Diluted number of shares		**0**	0	0
Book value per share (in PLN) - diluted	**25**	**0**	0	0

OFF-BALANCE-SHEET ITEMS

	Note	**half-year 2003**	year 2002	half-year 2002
1. Contingent receivables	**26**	**0**	0	0
1.1. From affiliated companies (due to)		**0**	0	0
- guarantees received		**0**	0	0
-				
1.2. From other companies (due to)		**0**	0	0
- guarantees received		**0**	0	0
-				
2. Contingent liabilities	**26**	**5 084**	4 993	5 394
2.1. To affiliated companies (due to)		**4 993**	4 993	4 993
- guarantees extended		**4 993**	4 993	4 993
-				
2.2. To other companies (due to)		**91**	0	401
- guarantees extended		**91**	0	401
-				
3. Other (due to)		**6 428**	6 428	6 530
- promissory note declarations		**6 428**	6 428	6 530
Total off-balance-sheet items		**11 512**	11 421	11 924

SA-PS 2003 in thousands of PLN

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	half-year 2003	half-year 2002
I. Net sales revenues		368 270	386 857
- of which sales to affiliated companies		16 430	10 960
1. Net sales of products	27	365 391	383 611
2. Net sales of merchandise and raw materials	28	2 879	3 246
II. Cost of products, merchandise and raw materials sold		274 740	298 642
- of which sold to affiliated companies		7 322	5 626
1. Cost of products sold	29	273 613	297 338
2. Cost of merchandise and raw materials sold		1 127	1 304
III. Gross profit (loss) on sales (I-II)		93 530	88 215
IV. Distrubution expenses	29	26 372	21 721
V. General administrative expenses	29	44 706	52 049
VI. Profit (loss) on sales (III-IV-V)		22 452	14 445
VII. Other operating income		11 860	7 482
1. Gain on disposal of non-financial fixed assets		3 512	1 989
2. *Subsidies*		13	17
3. Other operating income	30	8 335	5 476
VIII. Other operating expenses		13 740	10 156
1. Loss on disposal of non-financial fixed assets		0	0
2. *Reveluation of non-financial fixed assets*		1 356	1 957
3. Other operating costs	31	12 384	8 199
IX. Operating profit (loss) (VI+VII-VIII)		20 572	11 771
X. Financial income	32	31 110	9 865
1. *Equity income – dividends*		0	175
- of which from affiliated companies		0	0
2. Interest receivable		1 665	2 026
- of which from affiliated companies		16	30
3. Gain on disposal of investments		22 837	464
4. Reveluation of investments		154	0
5. Other financial income		6 454	7 200
XI. Financial expenses	33	6 486	10 531
1. Interest payable		1 303	3 515
- of which to subsidiary and associated companies		0	0
2. Loss on disposal of investments		0	0
3. Reveluation of investments		282	989
4. Other financial expenses		4 901	6 027
XII. Gain (loss) on sales of shares in subsidiary and associated companies	34	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)		45 196	11 105
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)		7	82
1. Extraordinary gains	35	15	89
2. Extraordinary losses	36	8	7
XV. Write-downs from goodwill of subsidiary and associated companies		0	0
XVI. Write-downs from negative goodwill of subsidiary and associated companies		0	393
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		45 203	11 580
XVIII. Corporate income tax	37	14 128	4 481
a) current portion		13 939	5 474
b) deferred portion		189	- 993
XIX. *Other obligatory profit decreases (loss increases)*	38	0	0
XX. Share in net profits (losses) of subsidiary and associated companies valued under the equity method		73	161
XXI. Minority shareholders' (profit) loss		21	397
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	39	31 169	7 657

Net profit (loss) (on annual basis)		58 095	40 767
Weighted average number of ordinary shares		46 077 008	46 077 008
Earning (loss) per ordinary share (in PLN) - basic	40	1,26	0,88
Diluted weighted average number of ordinary shares		0	0
Earning (loss) per ordinary share (in PLN) - diluted	40	0	0

SA-PS 2003 in thousands of PLN

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	half-year 2003	year 2002	half-year 2002
I. Shareholders' Equity at the beginning of period (opening balance)	**1 187 363**	1 188 515	1 188 515
a) changes in accepted accounting principles (polices)	**0**	- 977	- 977
b) corrections of material faults	**0**	0	0
I. Shareholders' Equity at the beginning of period (opening balance), *after restatement to comparative data*	**1 187 363**	1 187 538	1 187 538
1. Share capital at the beginning of period	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	0	0
a) additions, of which:	**0**	0	0
- issuance of shares	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
- retirement of shares	**0**	0	0
-			
1.2. Share capital at the end of period	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	0	0
a) additions, of which:	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
-			
2.2. Not paid-up share capital at the end of period	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	0	0
3.1. Changes in own shares in treasury	**0**	0	0
a) additions, of which:	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
-			
3.2. Own shares in treasury at the end of period	**0**	0	0
4. Reserve capital at the *beginning of period*	**724 005**	689 820	689 820
4.1. Changes in reserve capital	**18 318**	34 185	32 177
a) additions, of which:	**21 475**	35 185	32 862
- additional paid-in capital from issuance of shares	**0**	0	0
- distribution of profit (by law)	**0**	1 105	0
- distribution of profit (in excess of value required by law)	**19 307**	32 547	32 547
- transfer from reserve capital as a result of revaluation	**246**	1 440	313
- sale of the right to perpetual usufruct of land	**202**	0	0
- consolidation adjustments	**1 720**	93	2
b) reductions, of which:	**3 157**	1 000	685
- coverage of loss	**3 157**	263	263
- own shares (in treasury)	**0**	737	422
4.2. Reserve capital at the end of period	**742 323**	724 005	721 997
5. Revaluation capital at the beginning of period	**270 047**	287 874	287 874
5.1. Changes in revaluation capital	**- 1 612**	- 17 827	- 313
a) additions, of which:	**506**	896	0
'-provision for deferred income tax charged to revaluation capital	**506**	894	0
- consolidation adjustments	**0**	2	0
b) reductions, of which:	**2 118**	18 723	313
- sale or disposal of tangible fixed assets	**246**	1 440	313
- change of classification from tangible assets into investments	**1 872**	5 262	0
-revaluation of liquidated fixed assets	**0**	12 021	0
5.2. Revaluation capital at the end of period	**268 435**	270 047	287 561
6. Other reserve capital at the beginning of period	**0**	0	0
6.1. Changes in other reserve capital	**65 126**	0	0
a) additions, of which:	**65 328**	0	0
- distribution of prior years' profit	**65 328**	0	0
b) reductions, of which:	**202**	0	0
- sale of the right to perpetual usufruct of land	**202**	0	0
6.2. Other reserve capital at the end of period	**65 126**	0	0
***7. Foreign currency translation differences on subsidiary and* associated companies**	**0**	0	0
8. Prior years' profit (loss) at the beginning of period	**101 157**	118 667	118 667
8.1. Prior years' profit at the beginning of period	**104 314**	122 009	122 009
a) changes in accepted accounting principles (polices)	**0**	- 977	- 977
b) corrections of material faults	**0**	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	**104 314**	121 032	121 032
a) additions, of which:	**0**	0	0
- distribution of prior years' profit	**0**	0	0
-			
b) reductions, of which:	**102 176**	51 549	51 552
- distribution of pror years' profit	**100 302**	50 978	50 978
- consolidation adjustments	**1 874**	56	574
- retirement of shares	**0**	515	0
8.3. Prior years' profit at the end of period	**2 138**	69 483	69 480

8.4. Prior years' loss at the beginning of period	**3 157**	3 342	3 342
a) changes in accepted accounting principles (polices)	**0**	0	0
b) corrections of material faults	**0**	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	**3 157**	3 342	3 342
a) additions, of which:	**0**	0	0
- transition of prior years' loss to be covered	*0*	0	*0*
-			
b) reductions, of which:	**3 157**	433	433
- coverage of prior years' loss from reserve capital	**3 157**	263	263
- consolidation adjustments	**0**	170	170
8.6. Prior years' loss at the end of period	*0*	*2 909*	*2 909*
8.7. Prior years' profit (loss) at the end of period	**2 138**	66 574	66 571
9. Net profit (loss)	**31 169**	34 583	7 657
a) net profit	**31 169**	34 583	7 657
b) net loss	**0**	0	0
c) charges on the profit	**0**	0	*0*
II. Shareholders' Equity at the end of period (closing balance)	**1 201 345**	1 187 363	1 175 940
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	0	0

SA-PS 2003 in thousands of PLN

CONSOLIDATED SATEMENT OF CASH FLOWS

A. Cash flows from operating activities -indirect method		
I. Net profit (loss)	**31 169**	7 657
II. Total adjustments	**5 517**	39 400
1. Minority shareholders' profit (loss)	**- 21**	- 397
2. Share in net (profits) losses of subsidiary and associated companies *valued under the equity method*	- 73	- 161
3. Depreciation and amortisation	**34 343**	42 914
- of which write-downs from goodwill or negative goodwill of subsidiary and associated companies	0	393
4. (Gain) loss on foreign exchange differences	**64**	203
5. Interest and dividends	**308**	2 735
6. (Gain) loss on investing activities	**- 26 297**	- 2 138
7. Change in provisions	**1 973**	- 3 173
8. Change in inventories	**1 179**	526
9. Change in receivables	**- 25 152**	- 21 244
10. Change in current liabilities (excluding loans and bank credits)	**31 679**	32 584
11. Change in deferred and accrued expenses	**- 11 964**	- 14 983
12.Other adjustments	**- 522**	2 534
III. Net cash flows from operating activities (I+/-II)	**36 686**	47 057
B. Cash flows from investing activities		
I. Cash provided by investing activities	**369 920**	11 945
1. Disposal of intangible assets and tangible fixed assets	**9 889**	6 405
2. Disposal of investments in real-estate and intangible assets	**0**	0
3. From financial assets, of which:	**22 016**	5 540
a) in affiliated companies	**0**	530
- disposal of securities	**0**	530
- dividends and shares in profits	**0**	0
- long-term loans collected	**0**	0
- interest received	**0**	0
- other income from financial assets	0	0
b) in other companies	**22 016**	5 010
- disposal of securities	**22 016**	5 010
- dividends and shares in profits	**0**	0
- long-term loans collected	**0**	0
- interest received	**0**	0
- other income from financial assets	0	0
4. Other investing income	**338 015**	0
II. Cash used in investing activities	**- 459 049**	- 54 043
1. Purchases of intangible assets and tangible fixed assets	**- 85 314**	- 53 895
2. Purchases of investments in real-estate and intangible assets	**0**	- 59
3. For financial assets, of which:	**0**	- 65
a) in affiliated companies	**0**	- 56
- acquisition of securities	**0**	- 56
- long-term loans granted	**0**	0
b) in other companies	**0**	- 9
- acquisition of securities	**0**	- 9
- long-term loans granted	**0**	0
4. Dividends and other shares in profits paid to minority shareholders	**0**	0
5. Other investing expenses	**- 373 735**	- 24
III. Net cash flows from investing activities (I-II)	**- 89 129**	- 42 098
C. Cash flows from financing activities		
I. Cash provided by financing activities	**42 385**	41 500
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	0
2. Bank credits and loans contracted	**37 978**	35 935
3. Issuance of debt securities	**0**	0
4. Other financial income	**4 407**	5 565
II. Cash used in financing activities	**- 46 804**	- 28 869
1. Acquisition of own shares	**0**	0
2. Dividends and other payments to shareholders	**0**	0
3. Profit distribution expenses other than payments to shareholders	**0**	0
4. Payments of bank credits and loans	**- 40 493**	- 20 119
5. Redemption of debt securities	**0**	0
6. Payments of other financial liabilities	**- 81**	0
7. Finance lease commitments paid	**- 161**	0
8. Interest paid	**- 2 027**	- 3 589
9. Other financial expenses	**- 4 042**	- 5 161
III. Net cash flows from financing activities (I-II)	**- 4 419**	12 631
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 56 862**	17 590
E. Change in balance-sheet cash and cash equivalents	**- 56 862**	17 590
- of which change in cash and cash equivalents due to foreign exchange differences	**0**	0
F. Cash and cash equivalents - beginning of period	**140 585**	85 115
G. Cash and cash equivalents - end of period (F+/-D)	**83 723**	102 705
- of which those with restricted availability	**0**	0

SA-PS 2003 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED BALANCE SHEET

K

NOTE 1A

INTANGIBLE ASSETS	half-year 2003	year 2002	half-year 2002
a) cost of finished research and development work	**0**	0	0
b) goodwill	**2 975**	3 560	4 144
c) concessions, patents, licenses and similar assets purchased, of which:	**4 842**	5 189	4 815
- computer software	**1 509**	1 806	1 454
d) other intangible assets	**8**	127	51
e) prepaid intangible assets	**496**	450	460
Total intangible assets	***8 321***	9 326	9 470

NOTE 1C

INTANGIBLE ASSETS - by ownership	half-year 2003	year 2002	half-year 2002
a) owned	**8 321**	9 326	9 470
b) used under leasing, rent, tenancy or similar contract, of which:	**0**	0	0
-			
Total intangible assets	**8 321**	9 326	9 470

ORBIS S.A. SA-PS 2003 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	0	8 945	14 721	10 883	231	450	**24 347**
b) additions, of which:	0	13	500	422	0	46	**559**
- take-over from investments	0	0	9	9	0	0	**9**
- *purchase*	0	13	479	401	0	46	**538**
- other	0	0	12	12	0	0	**12**
c) reductions, of which:	0	0	17	17	116	0	**133**
- sale	0	0	0	0	0	0	**0**
- liquidation	0	0	17	17	0	0	**17**
- other	0	0	0	0	116	0	**116**
d) gross value of intangible assets at the end of period	0	8 958	15 204	11 288	115	496	**24 773**
e) accumulated amortization at the beginning of period	0	5 385	9 532	9 077	104	0	**15 021**
f) amortization for the period, of which:	0	598	830	702	3	0	**1 431**
- annual write-down	0	598	835	707	3	0	**1 436**
- liquidation	0	0	- 17	- 17	0	0	**- 17**
- other	0	0	12	12	0	0	**12**
g) accumulated amortization at the end of period	0	5 983	10 362	9 779	107	0	**16 452**
h) write-downs due to permanent loss of value at the beginning of period	0	0	0	0	0	0	**0**
- additions	0	0	0	0	0	0	**0**
- *reductions*	0	0	0	0	0	0	**0**
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	0	**0**
j) net value of intangible assets at the end of period	0	2 975	4 842	1 509	8	496	**8 321**

NOTE 2A

GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2003	year 2002	half-year 2002
a) goodwill of subsidiary companies	0	0	0
b) goodwill of mutually controlled companies	0	0	0
c) goodwill of associated companies	0	0	0
Total goodwill of subsidiary and associated companies	0	0	0

NOTE 2B

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	half-year 2003	year 2002	half-year 2002
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-			
c) decreases, of which:	0	0	0
-			
d) gross company goodwill at the end of period	0	0	0
e) company goodwill write-downs at the beginning of period	0	0	0
f) company goodwill write-downs recorded in the period, of which:	0	0	0
-			
g) company goodwill write-downs at the end of period	0	0	0
h) net company goodwill at the end of period	0	0	0

NOTE 2C

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	half-year 2003	year 2002	half-year 2002
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-			
c) decreases, of which:	0	0	0
-			
d) gross company goodwill at the end of period	0	0	0
e) company goodwill write-downs at the beginning of period	0	0	0
f) company goodwill write-downs recorded in the period, of which:	0	0	0
-			
g) company goodwill write-downs at the end of period	0	0	0
h) net company goodwill at the end of period	0	0	0

NOTE 2D

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	half-year 2003	year 2002	half-year 2002
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-			
c) decreases, of which:	0	0	0
-			
d) gross company goodwill at the end of period	0	0	0
e) company goodwill write-downs at the beginning of period	0	0	0
f) company goodwill write-downs recorded in the period, of which:	0	0	0
-			
g) company goodwill write-downs at the end of period	0	0	0
h) net company goodwill at the end of period	0	0	0

NOTE 3A

TANGIBLE FIXED ASSETS	half-year 2003	year 2002	half-year 2002
a) tangible assets, of which:	**1 174 806**	1 148 886	1 132 334
- land (inclusive of right of perpetual land lease)	**76 686**	76 699	75 987
- buildings, premises and land and water engineering structures	**929 402**	909 678	887 497
- machinery and technical equipment	**72 950**	72 846	72 493
- transportation vehicles	**55 034**	45 945	50 465
- other tangible assets	**40 734**	43 718	45 892
b) tangible assets in progress	**54 608**	25 158	54 628
c) prepaid tangible assets in progress	**2 755**	6 764	9 261
Total tangible fixed assets	**1 232 169**	1 180 808	1 196 223

NOTE 3C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	half-year 2003	year 2002	half-year 2002
a) owned	**1 098 628**	1 073 129	1 057 213
b) used under leasing, rent, tenancy or similar contract, of which:	**76 178**	75 757	75 121
-			
Total balance-sheet tangible fixed assets	**1 174 806**	1 148 886	1 132 334

NOTE 3D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	half-year 2003	year 2002	half-year 2002
- used under leasing, rent, tenancy or similar contract, of which:	**6 962**	7 492	7 047
- value of land used perpetually	**0**	0	0
- financial lease of cars and buses	**6 962**	7 492	7 047
Total off-balance-sheet tangible fixed assets	**6 962**	7 492	7 047

ORBIS S.A. SA-PS 2003 in thousands of PLN

NOTE 3B

CHANGES IN TANGIBLE FIXED ASSETS - by category	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	76 699	1 329 997	240 650	80 711	131 538	**1 859 595**
b) additions, of which:	0	29 640	8 809	23 488	3 781	**65 718**
- take-over from investments	0	29 275	6 212	9	2 781	**38 277**
- purchase	0	346	2 437	22 855	888	**26 526**
- other	0	19	160	624	112	**915**
c) reductions, of which:	13	38	3 078	14 627	1 331	**19 087**
- sale	13	9	1 053	14 627	796	**16 498**
- liquidation	0	29	1 969	0	456	**2 454**
- other	0	0	56	0	79	**135**
d) gross value of tangible fixed assets at the end of period	76 686	1 359 599	246 381	89 572	133 988	**1 906 226**
e) accumulated depreciation at the beginning of period	0	408 582	167 526	34 766	87 820	**698 694**
f) depreciation for the period, of which:	0	9 878	5 638	- 228	5 434	**20 722**
- annual write-down	0	9 892	8 508	7 875	6 632	**32 907**
- liquidation	0	- 5	- 1 023	- 8 129	- 799	**- 9 956**
- update of the valuation	0	- 9	- 1 799	0	- 338	**- 2 146**
- other	0	0	- 48	26	- 61	**- 83**
g) accumulated depreciation at the end of period	0	418 460	173 164	34 538	93 254	**719 416**
h) write-downs due to permanent loss of value at the beginning of period	0	11 737	278	0	0	**12 015**
- additions	0	0	0	0	0	**0**
- reductions	0	0	11	0	0	**11**
i) write-downs due to permanent loss of value at the end of period	0	11 737	267	0	0	**12 004**
j) net value of tangible fixed assets at the end of period	76 686	929 402	72 950	55 034	40 734	**1 174 806**

NOTE 4A

LONG-TERM RECEIVABLES	half-year 2003	year 2002	half-year 2002
a) long-term accounts receivable from affiliated companies, of which:	**849**	970	1 091
- from subsidiary companies:	**0**	0	0
-			
- from mutually controlled companies:	**0**	0	0
-			
- from associated companies:	**849**	970	1 091
- joining a debt	**849**	970	1 091
- from a significant investor:	**0**	0	0
-			
- from the parent company:	**0**	0	0
-			
b) from other companies:	**1 470**	1 784	1 331
- financial leases	**1 430**	1 744	1 320
-sale of short term investment	**38**	38	0
- from disposal of premises	**2**	2	11
Net long-term receivables	**2 319**	2 754	2 422
c) allowances for doubtful accounts	**0**	0	0
Gross long-term receivables	**2 319**	2 754	2 422

NOTE 4B

CHANGES IN LONG-TERM RECEIVABLES	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**2 754**	2 567	2 567
- joining a debt	**970**	1 212	1 212
- disposal of premises	**2**	15	15
-sale of short term investment	**38**	0	0
- financial leases	**1 744**	1 340	1 340
b) additions, of which:	**0**	442	0
-sale of short term investment	**0**	38	0
- financial leases	**0**	404	0
c) reductions, of which:	**435**	255	145
- disposal of premises	**0**	13	4
- joining a debt	**121**	242	121
- financial leases	**314**	0	20
d) balance at the end of period	**2 319**	2 754	2 422
- joining a debt	**849**	970	1 091
- disposal of premises	**2**	2	11
-sale of short term investment	**38**	38	0
- financial leases	**1 430**	1 744	1 320

NOTE 4C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	half-year 2003	year 2002	half-year 2002
Balance at the beginning of period	**0**	0	0
a) additions, of which:	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
-			
Allowances for doubtful long-term receivables at the end of period	**0**	0	0

NOTE 4D

LONG-TERM RECEIVABLES - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**2 319**	2 754	2 422
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total long-term receivables	**2 319**	2 754	2 422

NOTE 5A

CHANGES IN REAL ESTATE - by category	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**3 879**	12 601	12 601
- perpetual usufruct of land	**2 179**	3 048	3 048
- buildings	**1 700**	9 553	9 553
b) additions, of which:	**0**	0	0
-			
c) reductions, of which:	**3 879**	8 722	0
- reclassification to short term investments	**3 879**	8 722	0
- perpetual usufruct of land	**2 179**	869	0
- buildings	**1 700**	7 853	0
d) balance at the end of period	**0**	3 879	12 601
- perpetual usufruct of land	**0**	2 179	3 048
- buildings	**0**	1 700	9 553

NOTE 5B

CHANGES IN INTANGIBLE ASSETS - by category	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**0**	0	0
-			
b) additions, of which:	**0**	0	0
-			
c) reductions, of which:	**0**	0	0
-			
d) balance at the end of period	**0**	0	0
-			

NOTE 5C

LONG-TERM FINANCIAL ASSETS	half-year 2003	year 2002	half-year 2002
a) in subsidiary and mutually controlled companies not subject to consolidation	**497**	497	305
- shares	**497**	497	305
- debt securities	**0**	0	0
- other securities - by type	**0**	0	0
-			
- loans granted	**0**	0	0
- other long-term financial assets - by type	**0**	0	0
-			
b) in subsidiary, mutually controlled and associated companies valued under the equity method	**7 278**	7 843	7 317
- shares	**5 327**	5 955	5 425
- debt securities	**0**	0	0
- other securities - by type	**0**	0	0
-			
- loans granted	**1 951**	1 888	1 892
- other long-term financial assets - by type	**0**	0	0
-			
c) in other companies	**1 360**	1 642	44 458
- shares	**1 329**	1 611	44 427
- debt securities	**0**	0	0
- other securities - by type	**31**	31	31
-			
- loans granted	**0**	0	0
- other long-term financial assets - by type	**0**	0	0
-			
Tptal long-term financial assets	**9 135**	9 982	52 080

NOTE 5D

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**9 982**	53 326	53 326
- shares and other securities	**8 094**	51 492	51 492
- long term loans	**1 888**	1 834	1 834
b) additions, of which:	**698**	736	65
- purchase	**0**	544	65
- loans granted	**1**	0	0
- other	**697**	192	0
c) reductions, of which:	**1 545**	44 080	1 311
- sale	**0**	42 852	54
- impairment in value of investment	**282**	1 228	989
- other	**1 263**	0	268
d) balance at the end of period	**9 135**	9 982	52 080
- shares and other securities	**7 184**	8 094	50 188
- long term loans	**1 951**	1 888	1 892

ORBIS S.A. SA-PS 2003 in thousands of PLN

NOTE 5E

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES

No	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1.	Wioska Turyst. Wilkas	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	- 1 932	497	100,00	100,00	-
2.	OrbisTransport Sp.z o	Warszawa	transportation	subsidiary	full	1993	11 887		11 887	84,44	84,44	-
3.	PBP Orbis Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624		11 624	70,41	70,41	-
4.	PH Majewicz Sp. z o.o	Bydgoszcz	hotel and rest.	affiliate	non	-	2 157	- 1 079	1 078	49,00	49,00	-
5.	Orbis Casino Sp. z o.o	Warszawa	lotteries	affiliate	equity method	-	1 500		1 500	33,33	33,33	-
6.	Globis Poznań Sp. z o	Warszawa	real property devel. & administration	affiliate	non	-	2 000		2 000	25,00	25,00	-
7.	Globis Wrocław Sp. z	Warszawa	real property devel. & administration	affiliate	non	-	500		500	25,00	25,00	-
8.	Orbis Polish Travel	Nowy York	tourism	subsidiary	non	1995	620	- 620	0	88,00	88,00	-
9.	Inter Bus Sp.z o.o	Warszawa	transportation	affiliate	non	-	3		3	31,00	31,00	-
10.	Capital Parking	Warszawa	rent of the car parking	subsidiary	full	2002	340		340	68,00	68,00	-
11.	Inter Bus Sp. z o.o.	Warszawa	tickets' sales/ distributio	affiliate	non	-	4		4	39,00	39,00	-

ad. 7 Shares in Globis Poznań Sp. z o.o. have not been paid for - PLN 500 thousand

NOTE 5F

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No	a	m							n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:	Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which:	Prior years' non-distributed profit (uncovered loss)	Net profit (loss)	Liabilities and reserves on liabilities of which:	- long-term liabilities	- current liabilities	Receivables,of which:	- long-term receivables	- current receivables	Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Wioska Turystyczna W	3 220	1 650	0	891	679	- 121	- 178	1 069	0	114	91	0	91	4 289	523		
2.	Orbis Transport Sp.z o	35 518	14 429	0	11 071	10 018	2 631	7 286	40 470	24 540	10 232	14 637	1 430	13 207	75 988	39 488		
3.	PBP Orbis Sp. z o.o.	16 225	16 454	0	3 412	- 3 641	0	- 3 758	55 883	2 547	47 921	34 548	2	34 546	72 108	69 319		
4.	Majewicz Sp. z o.o.	2 417	2 202	0	426	- 211	- 566	65	2 274	969	810	488	0	488	4 691	3 927		
5.	Orbis Casino Sp. z o.o	8 209	2 592	0	4 934	683	0	219	11 311	0	11 309	1 038	0	1 038	19 520	177 695		700
6.	Globis Poznań Sp. z o	8 536	8 000	0	0	536	- 1 812	- 1 978	47 895	32 936	13 229	2 017	0	2 017	56 431	111		
7.	Globis Wrocław Sp. z	-16	2 000	- 2 000	0	- 16	- 16	0	19	0	19	3	0	3	3	0	500	
8.	Orbis Polish Travel	-995	1 068	0	0	- 2 063	- 2 127	64	1 944	0	1 944	922	0	922	949	524		
9.	Inter Bus Sp. z o.o.	-542	10	0	11	- 563	- 584	- 103	4 374	0	7 371	1 725	0	1 725	3 833	2 640		
10.	Capital Parking	-990	500	0	0	- 1 490	- 1 393	- 97	1 823	0	1 715	422	0	422	832	1 853		
11.	Inter Bus	-542	10	0	11	- 563	- 584	- 103	4 374	0	4 371	1 725	0	1 725	3 833	2 640		

NOTE 5G

SHARES IN OTHER COMPANIES

No	a	b	c	d	e		f	g	h	i
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275		117 291	1,09	1,09	0	0
2.	Polskie Hotele Sp. z o.o. w likwidacji	Warszawa	hotel supplies' services	0		125	0,80	0,80	0	0
3.	Rena-Kord S.A. w upadłości	Łódź	production, sale of textiles, industrial articles and agricultural products	0		9 468	0,01	0,01	0	0
4.	Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0		45 984	0,08	0,08	0	0
5.	PPTE Diament S.A. w likwidacji	Warszawa	employee pension fund	0		100	16,00	16,00	0	0
6.	Walewice Sp. z o.o. w likwidacji	Warszawa	leisure, trade & foodstuff industry	0		10	38,05	14,29	0	0
7.	others in disposal of PBP			54			2,54	2,54	0	0

NOTE 5H

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**7 184**	8 094	7 686
b) in foreign currencies (and as restated in PLN)	**0**	0	42 502
b1. unit / currency thousands / Euro	**0**		0
in thousands PLN	**0**		*42 502*
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total long-term securities, shares and other financial assets	**7 184**	8 094	50 188

NOTE 5I

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	half-year 2003	year 2002	half-year 2002
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
...			
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
...			
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	**7 184**	8 094	50 188
a) shares (balance sheet value)	**7 153**	8 063	50 157
- revaluation adjustments (for the period)	**- 1 545**	- 293	- 989
- value at the beginning of period	**8 063**	8 118	51 080
- value at purchase prices	**9 402**	8 771	53 121
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**31**	31	31
c1. ...	**31**	31	31
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**31**	31	31
- value at purchase prices	**31**	31	31
...			
D. Securities with restricted marketability (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0

- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...			
Total value at purchase prices	**9 433**	8 802	53 152
Total value at the beginning of period	**8 094**	8 149	51 111
Total revaluation adjustments (for the period)	**- 1 545**	- 293	- 989
Total balance sheet value	**7 184**	8 094	50 188

NOTE 5J

LONG-TERM LOANS GRANTED - by currency	**half-year 2003**	year 2002	half-year 2002
a) in Polish currency (PLN)	**0**	0	0
b) in foreign currencies (and as restated in PLN)	**1 951**	1 888	1 892
b1. unit / currency thousands / USD	**508**	492	476
in thousands PLN	**1 951**	1 888	1 892
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total long-term loans granted	**1 951**	1 888	1 892

NOTE 5K

OTHER LONG-TERM INVESTMENTS - by category	**half-year 2003**	year 2002	half-year 2002
-works of art.	**395**	395	395
-			
-			
Total other long-term investments	**395**	395	395

NOTE 5L

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	**half-year 2003**	year 2002	half-year 2002
a) balance at the beginning of period	**395**	395	395
-works of art.	**395**	395	395
b) additions, of which:	**0**	0	0
-			
c) reductions, of which:	**0**	0	0
-			
d) balance at the end of period	**395**	395	395
-works of art.	**395**	395	395

NOTE 5M

OTHER LONG-TERM INVESTMENTS - by currency	**half-year 2003**	year 2002	half-year 2002
a) in Polish currency (PLN)	**395**	395	395
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total other long-term investments	**395**	395	395

NOTE 6A

CHANGES IN DEFERRED INCOME TAX	**half-year 2003**	year 2002	half-year 2002
1. Balance of deferred income tax at the beginning of period, of which:	**18 541**	18 298	18 298
a) reflected in financial results	**18 541**	18 298	18 298
- tangible fixed assets	**36**	21	21
- long term investments	**1 490**	1 054	1 054
- short term receivables	**2 058**	1 518	1 518
- short term investments	**232**	142	142
- short term liabilities	**224**	414	414
- long term reserves	**10 774**	10 066	10 066
- short term reserves	**3 727**	5 083	5 083
b) reflected in shareholders' equity	**0**	0	0
-			
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			
2. Additions	**6 212**	7 372	7 462
a) reflected in financial results for the priod due to negative timing differences:	**6 212**	7 372	7 462

- negative timing differences	**5 479**	5 278	5 766
- tangible fixed assets	**0**	36	0
- long term investments	**77**	332	198
- short term receivables	**1 437**	1 707	1 239
- short term investments	**363**	95	0
- short term liabilities	**464**	148	446
- long term reserves	**128**	1 376	1 305
- short term reserves	**3 010**	1 584	2 578
- change of tax ratio	**0**	931	0
- long term reserves	**0**	300	0
- long term reserves	**0**	631	0
- others	**733**	1 163	1 696
- short term reserves	**733**	1 163	1 696
b) reflected in financial results for the priod due to taxation loss:	**0**	0	0
-			
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	***0***	*0*	*0*
-			
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0	0
-			
3. Reductions	**- 4 881**	- 7 129	- 7 216
a) reflected in financial results for the priod due to negative timing differences:	**- 4 881**	- 7 129	- 7 216
- reverse of negative timing differences	**- 4 148**	- 5 903	- 4 489
- tangible fixed assets	**- 4**	- 21	0
- long term investments	**0**	- 196	0
- short term receivables	**- 1 510**	- 1 154	- 878
- short term investments		0	0
- short term liabilities	**- 147**	- 334	- 326
- long term reserves	**- 134**	- 136	- 62
- short term reserves	**- 2 353**	- 4 062	- 3 223
- change of tax ratio	**0**	- 63	- 1 032
- tangible fixed assets	**0**	0	- 1
- short term receivables	**0**	- 13	0
- short term investments	**0**	- 5	- 11
- short term reserves	**0**	- 41	- 1 017
- short term liabilities	**0**	- 4	- 3
- others	**- 733**	- 1 163	- 1 695
- long term investments	**- 733**	- 1 163	- 1 695
b) reflected in financial results for the priod due to taxation loss:	**0**	0	0
-			
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0	0
-			
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0	0
-			
4. Total deferred income tax at the end of period, of which:	**19 872**	18 541	18 544
a) reflected in financial results	**19 872**	18 541	18 544
- tangible fixed assets	**32**	36	20
- long term investments	**1 567**	1 490	1 252
- short term receivables	**1 985**	2 058	1 879
- short term investments	**595**	232	131
- short term liabilities	**541**	224	531
- long term reserves	**10 035**	10 774	9 614
- short term reserves	**5 117**	3 727	5 117
b) reflected in shareholders' equity	**0**	0	0
-			
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			

K Negative timing differences

	short term	long term		
		1 year	2 year	next years
Assets				
tangible fixed assets	120			
long term investments				5 803
short term receivables	7 353			
short term investments	2 205			
Shareholder's equity and liabilities				

short term investments	[illegible]			
Shareholder's equity and liabilities				
longt term reserves		7 313	7 313	22 543
short term reserves	18 952			
short term liabilities	2 000			
total short term differences	42 972			
total long term differences	30 630			

NOTE 6B

OTHER DEFERRED EXPENSES	half-year 2003	year 2002	half-year 2002
a) deferred expenses, of which:	**14**	18	66
	0	0	0
- other	**14**	18	66
b) other deferred assets, of which:	**139**	0	1 618
-cost of shares issue	**0**	0	1 582
- lease of buses	**118**	0	0
- other	**21**	0	36
Total other deferred assets	**153**	*18*	*1 684*

NOTE 7

INVENTORIES	half-year 2003	year 2002	half-year 2002
a) raw materials	**10 266**	11 128	12 874
b) work in process	**1 002**	861	1 569
c) finished products	**0**	0	0
d) merchandise	**652**	786	662
e) prepaid supplies	**875**	1 199	1 265
Total inventories	**12 795**	13 974	16 370

NOTE 8A

CURRENT RECEIVABLES	half-year 2003	year 2002	half-year 2002
a) from affiliated companies	**3 296**	3 472	9 004
- trade accounts receivable, with maturity of:	**2 354**	3 230	8 762
- less than 12 months	**2 354**	3 230	8 762
- over 12 months	**0**	0	0
- other	**942**	242	242
- receivables in litigation	***0***	*0*	*0*
b) from other companies	**85 245**	58 549	69 252
- trade accounts receivable, with maturity of:	**65 169**	37 632	52 949
- less than 12 months	**62 614**	33 374	48 997
- over 12 months	**2 555**	4 258	3 952
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	**7 512**	11 446	4 666
- other	**12 563**	9 470	11 636
- receivables in litigation	**1**	1	0
Total net current receivables	**88 541**	62 021	78 256
c) allowance for doubtful accounts receivable	**9 576**	10 579	6 741
Total gross current receivables	**98 117**	72 600	84 997

NOTE 8B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	half-year 2003	year 2002	half-year 2002
a) trade accounts receivable, of which:	**2 354**	3 230	8 762
- from subsidiary companies	**341**	1 160	3 510
- from mutually controlled companies	**0**	0	0
- from associated companies	**2 013**	2 070	4 911
- from a significant investor	**0**	0	0
- from the parent company	**0**	0	0
b) other receivables, of which:	**942**	242	242
- from subsidiary companies	**0**	0	0
- from mutually controlled companies	**0**	0	0
- from associated companies	**942**	242	242
- from a significant investor	**0**	0	0
- from the parent company	**0**	0	0
c) receivables in litigation, of which:	**0**	0	0
- from subsidiary companies	**0**	0	0
- from mutually controlled companies	**0**	0	0
- from associated companies	**0**	0	0
- from a significant investor	***0***	*0*	*0*
- from the parent company	**0**	0	0
Total net current receivables from affiliated companies	**3 296**	3 472	9 004
d) allowance for doubtful accounts receivable from affiliated companies	0	2 276	291
Total gross current receivables from affiliated companies	**3 296**	5 748	9 295

NOTE 8C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	half-year 2003	year 2002	half-year 2002
Balance at the beginning of period	**10 579**	6 961	6 961
a) additions, of which:	**1 356**	5 639	1 957
- from debtors put into bankrupcy	**29**	405	305
- doubtful receivables	**988**	3 210	1 565
- other	**339**	2 024	87
b) reductions, of which:	**2 359**	2 021	2 177
- from debtors put into bankrupcy	**83**	37	22
- doubtful receivables	**1 042**	911	656
- other	**1 234**	1 073	1 499
Allowances for doubtful current receivables at the end of period	**9 576**	10 579	6 741

NOTE 8D

GROSS CURRENT RECEIVABLES - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**84 843**	65 187	72 788
b) in foreign currencies (and as restated in PLN)	**13 274**	7 413	12 209
b1. unit / currency thousand /EURO	**2 204**	1 024	2 152
in thousands PLN	**9 658**	4 716	8 435
b2. unit / currency thousand /GBP	**79**	42	56
in thousands PLN	**510**	251	342
b3. unit / currency thousand /CHF	**188**	115	8
in thousands PLN	**547**	311	21
b4. unit / currency thousand /USD	**666**	575	832
in thousands PLN	**2 559**	2 129	3 312
in other foreign currencies as restated in thousands PLN	**0**	6	99
Total current receivables	**98 117**	72 600	84 997

NOTE 8E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	half-year 2003	year 2002	half-year 2002
a) to 1 month	**44 843**	26 899	39 319
b) over 1 month to 3 months	**3 201**	2 522	2 209
c) over 3 months to 6 months	**1 413**	1 295	1 955
d) over 6 months to 1 year	**2 723**	1 302	732
e) over 1 year	**11**	1 845	2 123
f) past-due trade accounts receivable	**22 681**	15 192	20 984
Total trade accounts receivable (gross)	**74 872**	49 055	67 322
g) allowance for doubtful trade accounts receivable	**7 349**	8 193	5 611
Total trade accounts receivable (net)	**67 523**	40 862	61 711

K

NOTE 8F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	half-year 2003	year 2002	half-year 2002
a) to 1 month	**9 433**	3 700	10 663
b) over 1 month to 3 months	**5 145**	4 595	3 218
c) over 3 months to 6 months	**683**	1 409	2 229
d) over 6 months to 1 year	**1 382**	1 030	1 856
e) over 1 year	**6 038**	4 458	3 018
Total past-due trade accounts receivable (gross)	**22 681**	15 192	20 984
f) allowance for doubtful past-due trade accounts receivable	**6 910**	6 753	5 385
Total past-due trade accounts receivable (net)	**15 771**	8 439	15 599

NOTE 9

K The Company makes allowance for all doubtful past -due account receivable and doubtful account receivable.

NOTE 10A

SHORT-TERM FINANCIAL ASSETS	half-year 2003	year 2002	half-year 2002
a) in subsidiary companies	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-			

b) in mutually controlled companies	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-			
c) in associated companies	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities		0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-			
d) in a significant investor	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-			
e) in the parent company	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-			
f) in other companies	**37 017**	463	0
- shares	0	300	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	**36 949**	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other short-term financial assets - by type	**68**	163	0
-			
g) cash and cash equivalents	**83 723**	140 585	102 705
- cash at bank and on hand	**71 374**	131 245	94 401
- other cash	**12 318**	9 333	8 279
- cash equivalents	**31**	7	25
Total short-term financial assets	**120 740**	141 048	102 705

NOTE 10B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	**half-year 2003**	year 2002	half-year 2002
a) in Polish currency (PLN)	**37 017**	463	0
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /	0	0	0
in thousands PLN	0	0	0
b2. unit / currency .... /	0	0	0
in thousands PLN	0	0	0
-			
in other foreign currencies as restated in thousands PLN	0	0	0
Total short-term securities, shares and other financial assets	**37 017**	463	0

NOTE 10C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	**half-year 2003**	year 2002	half-year 2002
A. *Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)*	0	0	0
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
b) bonds (balance sheet value)	0	0	0

- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
-			
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
-			
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	**37 017**	463	0
a) shares (balance sheet value)	**0**	300	0
- fair value	**0**	23 882	0
- market value	**0**	0	0
- purchase value	**0**	805	0
b) bonds (balance sheet value)	**36 949**	0	0
- fair value	**0**	0	0
- market value	**36 949**	0	0
- purchase value	**36 795**	0	0
c) other - by categories (balance sheet value)	**68**	163	0
c1. ...	**68**	163	0
- fair value	**0**	0	0
- market value	**68**	163	0
- purchase value	**68**	163	0
-			
D. Securities with restricted marketability (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- fair value	**0**	0	0
- market value	**0**	0	0
- purchase value	**0**	0	0
-			
Total value at purchase prices	**36 863**	968	0
Total value at the beginning of period	**300**	0	0
Total revaluation adjustments (for the period)	**154**	0	0
Total balance sheet value	**37 017**	463	0

NOTE 10D

SHORT-TERM LOANS GRANTED - by currency	**half-year 2003**	year 2002	half-year 2002
a) in Polish currency (PLN)	**0**	0	0
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total short-term loans granted	**0**	0	0

NOTE 10E

CASH AND CASH EQUIVALENTS - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**59 008**	118 725	66 996
b) in foreign currencies (and as restated in PLN)	**24 715**	21 860	35 709
b1. unit / currency thousand /EURO	**2 562**	2 426	6 904
in thousands PLN	**11 269**	9 582	27 113
b2. unit / currency thousand /GBP	**993**	920	55
in thousands PLN	**6 313**	5 590	340
b3. unit / currency thousand /CHF	**78**	23	0
in thousands PLN	**226**	62	0
b4. unit / currency thousand /USD	**1 781**	1 737	1 982
in thousands PLN	**6 844**	6 551	7 857
in other foreign currencies as restated in thousands PLN	**63**	75	399
Total cash and cash equivalents	**83 723**	140 585	102 705

NOTE 10F

OTHER SHORT-TERM INVESTMENTS - by category	half-year 2003	year 2002	half-year 2002
-land (perpetual usufruct of land)	**9 279**	8 972	8 884
-buildings	**7 953**	6 253	5 190
-works of art.	**34**	34	907
Total other short-term investments	**17 266**	15 259	14 981

NOTE 10G

OTHER SHORT-TERM INVESTMENTS - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**17 266**	15 259	14 981
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
b2. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
-			
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total other short-term investments	**17 266**	15 259	14 981

NOTE 11

SHORT-TERM DEFERRED EXPENSES	half-year 2003	year 2002	half-year 2002
a) deferred expenses, of which:	**22 833**	5 149	19 021
- payroll expenses	**5 492**	0	7 363
- write down for social fund	**2 256**	0	2 439
- fees and taxes	**4 855**	0	3 804
- equipment and costs of repair	**980**	1 299	1 503
- cost of insurance	**838**	852	1 595
-advance sale of tickets	**3 377**	973	0
-finanacial costs	**0**	811	0
- advertisement	**1 147**	266	323
- cost of investment purchases	**1 821**	0	0
- other	**2 067**	948	1 994
b) other deferred assets, of which:	**54**	2	3 058
-			
Total short-term deferred assets	**22 887**	5 151	22 079

NOTE 12

K In the present reporting period any essential write-downs for the permanent impairment in value of assets was not made or reversed.

K **NOTE 13**

SHARE CAPITAL					Par value on shares =	2,00 PLN		
Series / issue	Type of shares	Type of shares preference	Type of shares restrictions	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Dividend rights (since)
A	common bear	-		37 500 000	75 000 000	own funds	09.01.1991	09.01.1991
B	common bear	-		8 523 625	17 047 250	cash	21.04.1998	01.01.1997
C	common bear	-		53 383	106 766	cash	21.04.1998	01.01.1997
Total number of shares				**46 077 008**				
Total share capital					**92 154 016**			

K As of June 30, 2003 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 29,34%, Deutsche Bank - 12,42%, Commercial Union-5,08%,Globe Trade Centre S.A. - 5%.,J.P Morgan Fleming Asset Management Ltd -5%.

K **NOTE 14A**

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation

NOTE 14B

ISSUER'S SHARES OWNED BY ITS SUBSIDIARY AND ASSOCIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value

NOTE 15

RESERVE CAPITAL	half-year 2003	year 2002	half-year 2002
a) additional paid-in capital	**132 944**	132 944	132 944
b) capital established due to legal restrictions	**55 341**	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	**501 781**	484 765	486 402
d) additional capital contributed by shareholders/partners	**0**	0	0
e) other - by type	**52 257**	50 955	47 310
-			
Total reserve capital	**742 323**	724 005	721 997

NOTE 16

REVALUATION CAPITAL	half-year 2003	year 2002	half-year 2002
a) revaluation of tangible assets	**268 154**	268 400	281 628
b) gains / losses on valuation of financial instruments, of which:	**0**	0	0
- on valuation of hedging instruments	**0**	0	0
c) deferred income tax	**- 102**	- 608	- 1 503
d) foreign exchange differences on foreign divisions	**0**	0	0
e) other - by type	**383**	2 255	7 436
- valuation of long term investments	**383**	2 255	7 436
Total reserve capital	**268 435**	270 047	287 561

NOTE 17

OTHER RESERVE CAPITAL - by appropriation	half-year 2003	year 2002	half-year 2002
- provision for purchase of the right of perpetual usufruct of land acquired from local administrative authorities	**65 126**	0	0
Total other reserve capital	**65 126**	0	0

NOTE 18

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	half-year 2003	year 2002	half-year 2002
-			
Total net profit write-offs during the financial year	**0**	0	0

NOTE 19

CHANGES IN MINORITY SHAREHOLDERS' INTEREST	half-year 2003	year 2002	half-year 2002
Balance at the beginning of period	**10 331**	10 990	10 990
a) additions, of which:	**21**	276	0
- result of the current year	**21**	276	0
b) reductions, of which:	**352**	935	693
- result of the current year	**0**	0	397
- consolidation adjustments	**352**	935	296
Minority shareholders' interest at the end of period	**10 000**	10 331	10 297

NOTE 20A

NEGATIVE GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2003	year 2002	half-year 2002
a) negative goodwill of subsidiary companies	**0**	0	395
b) negative goodwill of mutually controlled companies	**0**	0	0
c) negative goodwill of associated companies	**0**	0	0
Total negative goodwill of subsidiary and associated companies	**0**	0	395

NOTE 20B

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	half-year 2003	year 2002	half-year 2002
a) gross negative company goodwill at the beginning of period	**4 638**	4 638	4 638
b) increases, of which:	**0**	0	0
-			
c) decreases, of which:	**0**	0	0
-			
d) gross negative company goodwill at the end of period	**4 638**	4 638	4 638
e) negative company goodwill write-downs at the beginning of period	**4 638**	3 850	3 850
f) negative company goodwill write-downs recorded in the period, of which:	**0**	788	393
- Orbis Transport	**0**	788	393
g) negative company goodwill write-downs at the end of period	**4 638**	4 638	4 243
h) net negative company goodwill at the end of period	**0**	0	395

NOTE 20C

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED COMPA	half-year 2003	year 2002	half-year 2002
a) gross negative company goodwill at the beginning of period	**0**	0	0
b) increases, of which:	**0**	0	0
-			
c) decreases, of which:	**0**	0	0
-			
d) gross negative company goodwill at the end of period	**0**	0	0
e) negative company goodwill write-downs at the beginning of period	**0**	0	0
f) negative company goodwill write-downs recorded in the period, of which:	**0**	0	0
-			
g) negative company goodwill write-downs at the end of period	**0**	0	0
h) net negative company goodwill at the end of period	**0**	0	0

NOTE 20D

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	half-year 2003	year 2002	half-year 2002
a) gross negative company goodwill at the beginning of period	**0**	0	0
b) increases, of which:	**0**	0	0
-			
c) decreases, of which:	**0**	0	0
-			
d) gross negative company goodwill at the end of period	**0**	0	0
e) negative company goodwill write-downs at the beginning of period	**0**	0	0
f) negative company goodwill write-downs recorded in the period, of which:	**0**	0	0
-			
g) negative company goodwill write-downs at the end of period	**0**	0	0
h) net negative company goodwill at the end of period	**0**	0	0

NOTE 21A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	half-year 2003	year 2002	half-year 2002
1. Reserve for deferred income tax at the beginning of period, of which:	**16 269**	15 717	15 717
a) reflected in financial results	**15 661**	14 214	14 214
- tangible fixed assets	**11 062**	9 369	9 369
- long term investments	**459**	628	628
- short term investments	**4 027**	4 129	4 129
- short term receivables	**113**	88	88
b) reflected in shareholders' equity	**608**	1 503	1 503
- long term investments	**608**	1 503	1 503
- short term investments	**0**	0	0
- short term receivables	**0**	0	0
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			
2. Additions	**2 112**	3 334	154
a) reflected in financial results for the priod due to positive timing differences:	**2 112**	3 177	154
- positive timing differences	**2 112**	101	154
- tangible fixed assets	**1 770**	0	0
- long term investments	**13**	0	21
- short term investments	**106**	68	42
- short term receivables	**177**	33	91
- short term liabilities	**46**	0	0
- change of ratio	**0**	3 002	0
- tangible fixed assets	**0**	2 864	0
- long term investments	**0**	138	0
- others	**0**	74	0
- short term investments	**0**	74	0

b) reflected in shareholders' equity for the priod due to positive timing differences:	**0**	157	0
- change of ratio	**0**	157	0
- long term investments	**0**	157	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0	0
-			
3. Reductions	**- 1 096**	- 2 782	- 932
a) reflected in financial results for the priod due to positive timing differences:	**- 590**	- 1 730	- 932
- reverse of timing differences	**- 590**	- 1 282	- 652
- tangible fixed assets	**- 350**	- 938	- 483
- long term investments	**0**	- 166	0
- short term receivables	**- 110**	- 8	- 86
- short term investments	**- 130**	- 170	- 83
- change of tax ratio	**0**	- 374	- 280
- tangible fixed assets	**0**	- 233	0
- long term investments	**0**	- 141	0
- short term investments	**0**	0	- 280
- short term liabilities	**0**	0	0
- others	**0**	- 74	0
- short term investments	**0**	- 74	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	**- 506**	- 1 052	0
- reverse of timing differences	**- 506**	- 1 052	0
- long term investments	**- 506**	- 1 052	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0	0
-			
4. Reserve for deferred income tax at the end of period, of which:	**17 285**	16 269	14 939
a) reflected in financial results	**17 183**	15 661	13 436
- tangible fixed assets	**12 482**	11 062	8 886
- long term investments	**472**	459	649
- short term investments	**4 003**	4 027	3 808
- short term receivables	**180**	113	93
- short term liabilities	**46**	0	0
b) reflected in shareholders' equity	**102**	608	1 503
- long term investments	**102**	608	1 503
- short term investments	**0**	0	0
- short term receivables	**0**	0	0
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			

K Positive timing differences - charged to profit and loss account

	short term	long term 1. year	2. year	next years
Assets				
tangible fixed assets	10 138	3 079	3 079	29 930
long term investments				1 745
short term receivables	666			
short term investments	14 833			
Shareholder's equity and liabilities				
short term liabilities	170			
total long term differences	37 833			
total short term differences	25 807			

Positive timing differences - charged to reserve capital

	short term	long term 1. year	2. year	next years
Assets				
long term investments				382
Total long term differences	382			

NOTE 21B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**39 715**	48 119	48 119
- reserve for retirement severance payments	**6 808**	10 274	10 274
- reserve for jubilee awards	**32 540**	37 845	37 845
- reserve fordisability payment	**367**	0	0
b) additions, of which:	**476**	1 365	0
- reserve for retirement severance payments	**163**	0	0
- reserve for jubilee awards	**309**	998	0
- reserve fordisability payment	**4**	367	0
c) applications, of which:	**0**	0	0

- reserve for retirement severance payments	**0**	0	0
- reserve for jubilee awards	**0**	0	0
- reserve fordisability payment	**0**	0	0
d) reversals, of which:	**0**	3 971	123
- reserve for retirement severance payments	**0**	3 466	123
- reserve for jubilee awards	**0**	505	0
- reserve fordisability payment	**0**	0	0
e) transfer to short term provisions	**3 214**	5 798	2 906
- reserve for retirement severance payments	**594**	0	681
- reserve for jubilee awards	**2 612**	5 798	2 225
- reserve fordisability payment	**8**	0	0
e) balance at the end of period	**36 977**	39 715	45 090
- reserve for retirement severance payments	**6 377**	6 808	9 470
- reserve for jubilee awards	**30 237**	32 540	35 620
- reserve fordisability payment	**363**	367	0

NOTE 21C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**5 640**	7 183	7 183
- reserve for retirement severance payments	**455**	1 931	1 931
- reserve for jubilee awards	**5 136**	5 252	5 252
- reserve fordisability payment	**49**	0	0
b) additions, of which:	**4 004**	6 590	2 906
- transfer from long term investments	**3 214**	5 798	2 906
- reserve for retirement severance payments	**594**	0	680
- reserve for jubilee awards	**2 612**	5 798	2 226
- reserve fordisability payment	**8**	0	0
-set up a provision	**790**	792	0
- reserve for retirement severance payments	**77**	140	0
- reserve for jubilee awards	**696**	603	0
- reserve fordisability payment	**17**	49	0
c) applications, of which:	**2 965**	7 815	2 906
- reserve for retirement severance payments	**602**	1 298	680
- reserve for jubilee awards	**2 355**	6 517	2 226
- reserve fordisability payment	**8**	0	0
d) reversals, of which:	**0**	318	0
- reserve for retirement severance payments	**0**	318	0
- reserve for jubilee awards	**0**	0	0
- reserve fordisability payment	**0**	0	0
e) balance at the end of period	**6 679**	5 640	7 183
- reserve for retirement severance payments	**524**	455	1 931
- reserve for jubilee awards	**6 089**	5 136	5 252
- reserve fordisability payment	**66**	49	0

NOTE 21D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**19 090**	17 172	17 172
- liability towards Varimpex - leases	**19 090**	17 172	17 172
b) additions, of which:	**635**	1 918	1 083
- liability towards Varimpex - leases	**635**	1 918	1 083
c) applications, of which:	**0**	0	0
-			
d) reversals, of which:	**0**	0	0
-			
e) balance at the end of period	**19 725**	19 090	18 255
- liability towards Varimpex - leases	**19 725**	19 090	18 255

NOTE 21E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	half-year 2003	year 2002	half-year 2002
a) balance at the beginning of period	**263**	377	377
- reserve for liabilities from litigations pending in courts of law	**263**	377	377
b) additions, of which:	**1 548**	0	0
- reserve for liabilities from litigations pending in courts of law	**1 548**	0	0
c) applications, of which:	**33**	114	377
- reserve for liabilities from litigations pending in courts of law	**33**	114	377
d) reversals, of which:	**0**	0	0
-			
e) balance at the end of period	**1 778**	263	0
- reserve for liabilities from litigations pending in courts of law	**1 778**	263	0

NOTE 22A

LONG-TERM LIABILITIES	half-year 2003	year 2002	half-year 2002
a) to subsidiary companies	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
b) to mutually controlled companies	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
c) to associated companies	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
d) to a significant investor	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
e) to the parent company	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
f) to other companies	**78 886**	73 228	88 269
- credits and loans	**78 479**	73 147	86 969
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**407**	0	0
- other liabilities, by type:	**0**	81	1 300
-			
Total long-term liabilities	**78 886**	73 228	88 269

NOTE 22B

LONG-TERM LIABILITIES - by maturity	half-year 2003	year 2002	half-year 2002
a) over 1 to 3 years	**77 648**	29 736	42 405
b) over 3 to 5 years	**1 238**	43 492	44 969
c) over 5 years	**0**	0	895
Total long-term liabilities	**78 886**	73 228	88 269

NOTE 22C

LONG-TERM LIABILITIES - by currency	half-year 2003	year 2002	half-year 2002
a) in Polish currency (PLN)	**19 471**	17 921	35 368
b) in foreign currencies (and as restated in PLN)	**59 415**	55 307	52 901
b1. unit / currency thousands/Euro	**10 000**	10 000	10 000
in thousands PLN	**45 535**	41 007	40 868
b2. unit / currency thousands/CHF	**4 737**	4 546	3 984
in thousands PLN	**13 880**	13 065	11 919
b3. unit / currency thousands /USD	**0**	318	28
in thousands PLN	**0**	1 235	114
in other foreign currencies as restated in thousands PLN	**0**	0	0
Total long-term liabilities	**78 886**	73 228	88 269

ORBIS S.A. SA-PS 2003 in thousands of PLN

NOTE 22D

LONG-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		2 988		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Novotel Rondo, Solny, Francuski	
Min.Fin.-I/94	Warszawa	18 700		6 797		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Sofitel Kraków	
Min.Fin.II/95	Warszawa	21 860		1 834		50% of the refinancing credit	2003.08.01	mortgage to secure future claims established in respect of the Hotel Novotel Centrum Warszawa	
Konsorcjum Banków	Londyn	204 340	50 000 EUR	45 754	10 066 EUR	Euribor + margin and obligatory costs	2006.01.15	without additional securities	
Kredyt Bank S.A.	Ciechanów	4 387	1 879CHF	2 752	939CHF	LIBOR+ 2%	2007.12.31	mortgage	
Kredyt Bank S.A.	Ciechanów	3 500		638		WIBOR+ 2%	2004.03.28	registered pledge	
Kredyt Bank PBI S.A.	Ciechanów	40 000		24 540		wibor 3 m-c+1,5%	2004.05.15	alienation agreement	

K

NOTE 22E

LONG-TERM NOTES PAYABLE							
Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments

NOTE 23A

CURRENT LIABILITIES	half-year 2003	year 2002	half-year 2002
a) to subsidiary companies	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-			
b) to mutually controlled companies	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-			
c) to associated companies	824	835	564
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	500	500	500
- payment for shares purchased	500	500	500
- trade accounts payable, with maturity of:	324	335	64
- less than 12 months	324	335	64
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-			
d) to a significant investor	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-			
e) to the parent company	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-			
f) to other companies	124 285	83 824	127 900

- credits and loans	**6 824**	10 420	12 130
- of which current portion of long-term credits and loans	**6 824**	10 420	12 130
- commercial papers payable issued	**0**	0	0
- dividends payable	**15 666**	0	18 431
- other financial liabilities, of which:	**0**	0	0
-			
- trade accounts payable, with maturity of:	**48 453**	42 083	49 276
- less than 12 months	**48 269**	38 396	48 036
- over 12 months	**184**	3 687	832
- trade prepayments received	**13 448**	6 363	16 050
- promissory notes payable	**0**	0	0
- taxes, import tariffs, social security and other benefits payable	**21 537**	13 189	20 551
- salaries and wages payable	**2 391**	3 329	2 858
- other liabilities, by type:	**15 966**	8 440	8 604
-			
g) special funds, by type:	**12 355**	9 382	13 988
- Company Social Fund	**12 338**	9 363	13 909
- other	**17**	19	79
Total current liabilities	**137 464**	94 041	142 452

NOTE 23B

CURRENT LIABILITIES - by currency	**half-year 2003**	year 2002	half-year 2002
a) in Polish currency (PLN)	**130 082**	89 569	134 789
b) in foreign currencies (and as restated in PLN)	**7 382**	4 472	7 663
b1. unit / currency thousand / Euro	**1 104**	658	1 135
in thousands PLN	**4 784**	2 620	4 540
b2. unit / currency thousand /CHF	**294**	244	172
in thousands PLN	**1 499**	684	1 113
b3. unit / currency thousand /USD	**225**	271	469
in thousands PLN	**895**	1 057	1 799
b4. unit / currency thousand /GBP	**13**	0	17
in thousands PLN	**88**	0	107
in other foreign currencies as restated in thousands PLN	**116**	111	104
Total current liabilities	**137 464**	94 041	142 452

NOTE 23C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				

K

NOTE 23D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments

K

NOTE 24A

CHANGES IN NEGATIVE GOODWILL	half-year 2003	year 2002	half-year 2002
Balance at the beginning of period	0	0	0
a) increases, of which:	0	0	0
-			
b) decreases, of which:	0	0	0
-			
Negative goodwill at the end of period	0	0	0

NOTE 24B

ACCRUED EXPENSES AND DEFERRED INCOME	half-year 2003	year 2002	half-year 2002
a) accrued expenses	**13 425**	9 133	14 194
- long-term accruals:	**16**	0	0
- other	**16**	0	0
- short-term accruals:	**13 409**	9 133	14 194
- reserve for liabilities towards employees	**3 519**	3 790	6 844
- reserve for franchising fees	**2 506**	57	200
- reserves for taxes, import tariffs and other	**3 500**	2 345	1 807
- reserve for the costs of branch liquidation	**230**	1 353	0
- reserve for the costs of services purchased	**1 767**	696	1 741
- reserve for the commissions of travel agents	**202**	243	0
-balance sheet audit	**0**	110	150
- not invoiced delivery/supply	**1 068**	154	0
-other	**617**	385	3 452
b) deferred income	**11 029**	8 083	10 796
- long-term accruals:	**161**	200	0
-			
- short-term accruals:	**10 868**	7 883	10 796
- preparyments for events	**4 157**	1 725	4 496
- free of charge take over of ownership rights	**5 085**	5 160	5 282
- trade prepayments	**1 476**	802	679
- other .	**150**	196	339
Total accrued expenses and deferred income	**24 454**	17 216	24 990

NOTE 25

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 26A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	half-year 2003	year 2002	half-year 2002
a) guarantees received, of which:	0	0	0
- from subsidiary companies	0	0	0
- from mutually controlled companies	0	0	0
- from associated companies	0	0	0
- from a significant investor	0	0	0
- from the parent company	0	0	0
b) other (due to)	0	0	0
-			
- of which from subsidiary companies	0	0	0
- of which from mutually controlled companies	0	0	0
- of which from associated companies	0	0	0
- of which from a significant investor	0	0	0
- of which from the parent company	0	0	0
-			
- of which from subsidiary companies	0	0	0
- of which from mutually controlled companies	0	0	0
- of which from associated companies	0	0	0
- of which from a significant investor	0	0	0
- of which from the parent company	0	0	0
-			
Total contingent receivables from affiliated companies	0	0	0

NOTE 26B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	half-year 2003	year 2002	half-year 2002
a) guarantees extended, of which:	**5 084**	4 993	5 394
- to subsidiary companies	**0**	0	0
- to mutually controlled companies	**0**	0	0
- to associated companies	**4 993**	4 993	4 993
- to a significant investor	**0**	0	0
- to the parent company	**0**	0	0
b) other (due to)	**6 428**	6 428	6 530
- *bill of exchange*	**6 428**	6 428	6 530
- of which to subsidiary companies	**0**	0	0
- of which to mutually controlled companies	**0**	0	0
- of which to associated companies	**0**	0	0
- of which to a significant investor	**0**	0	0
- of which to the parent company	**0**	0	0
-			
- of which to subsidiary companies	**0**	0	0
- of which to mutually controlled companies	**0**	0	0
- of which to associated companies	**0**	0	0
- of which to a significant investor	**0**	0	0
- of which to the parent company	**0**	0	0
-			
Total contingent liabilities to affiliated companies	**11 512**	11 421	11 924

SA-PS 2003 in thousands of PLN

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

NOTE 27A

NET SALES OF PRODUCTS - by class of business	half-year 2003	half-year 2002
hotel and ancillary services	169 864	185 331
- of which to affiliated companies	560	800
food and beverages	67 659	75 687
- of which to affiliated companies	467	210
lease of presmiese	11 740	13 029
- of which to affiliated companies	709	1 664
- domestic tourism services	4 405	6 889
- of which to affiliated companies	0	41
- international tourism services	20 003	22 288
- of which to affiliated companies	3	0
- incoming tourism services	20 358	22 476
- of which to affiliated companies	750	579
- travellers servicing	11 737	10 156
- of which to affiliated companies	662	506
- transport services	37 419	33 747
- of which to affiliated companies	11 633	416
- organisation of congresses, gatherings and conferences	1 865	0
- of which to affiliated companies	0	0
other	20 341	14 008
- of which to affiliated companies	1 646	6 744
Total net sales of products	365 391	383 611
- of which to affiliated companies	16 430	10 960

NOTE 27B

NET SALES OF PRODUCTS - by geographic area	half-year 2003	half-year 2002
a) domestic sales	318 324	340 574
- of which to affiliated companies	14 942	9 169
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	47 067	43 037
- of which to affiliated companies	1 488	1 791
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of products	365 391	383 611
- of which from affiliated companies	16 430	10 960

NOTE 28A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	half-year 2003	half-year 2002
sales of merchandise	2 511	2 969
- of which to affiliated companies	0	0
sales of raw materials	368	277
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	2 879	3 246
- of which to affiliated companies	0	0

NOTE 28B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	half-year 2003	half-year 2002
a) domestic sales	2 879	3 246
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	2 879	3 246
- of which from affiliated companies	0	0

NOTE 29

EXPENSES - by type	half-year 2003	half-year 2002
a) amortization and depreciation	**33 745**	41 936
b) raw materials and energy used	**38 693**	39 350
c) third party work	**117 810**	117 956
d) taxes and charges	**15 791**	14 554
e) salaries and wages	**98 605**	112 396
f) social security and other employee benefits	**25 844**	30 351
g) other expenses:	**15 539**	15 319
- *advertising and representation*	**1 541**	1 733
- trademark fees	**664**	816
- VAT	**243**	405
- business travel	**1 699**	1 575
- insurance premium	**801**	898
- other	**2 252**	186
Total expenses by type	**346 027**	371 862
Changes in inventories, products and deferred expenses	**- 816**	- 754
Cost of work and services for own needs (negative value)	**- 520**	0
Distribution expenses (negative value)	**- 26 372**	- 21 721
General administrative expenses (negative value)	**- 44 706**	- 52 049
Cost of products sold	**273 613**	297 338

NOTE 30

OTHER OPERATING INCOME	half-year 2003	half-year 2002
a) provisions cancelled, of which:	**2 602**	870
- liabilities due to employees	**1 821**	0
- other	**781**	870
b) other, of which:	**5 733**	4 606
- profit from non-financial investments	**895**	652
- indemnities received	**1 502**	1 393
- trademark *licence fees*	**810**	836
- donations received	**150**	8
- withdrown allowance for doubtful receivables	**785**	162
- return wages of apprentices	**233**	0
- advertising	**389**	254
- cancelled liabilities	**147**	35
- other	**822**	1 266
Total other operating income	**8 335**	5 476

NOTE 31

OTHER OPERATING EXPENSES	half-year 2003	half-year 2002
a) *provisions established*, of which:	**4 155**	1 492
- future claims of lessor	**635**	1 082
- employment restructuring costs	**0**	410
- liabilities due to employees	**1 883**	0
- taxes	**81**	0
- reserve for liabbilities from litigations pending in courts of law	**1 556**	0
b) other, of which:	**8 229**	6 707
- written off receivables	**49**	8
- costs of dispute proceding	**7**	23
- costs of non-financial long term investments	**468**	153
- positive goodwill depreciation	**598**	585
- *costs of aprentices refund*	**195**	0
- donations	**246**	237
- trademark costs	**24**	52
- costs of assets disposal	**54**	977
- fines, penalties paid	**1 207**	87
- employment restructuring costs	**5 009**	3 027
- advertising	**0**	144
- prior years costs	**11**	0
- other	**361**	1 414
Total other operating expenses	**12 384**	8 199

K

NOTE 32A

FINANCIAL INCOME ON DIVIDENDS	half-year 2003	half-year 2002
a) from affiliated companies, of which:	**0**	0
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**0**	0
- from a significant investor	**0**	0
- from the parent company	**0**	0
b) from other companies	**0**	175
Total financial income from dividends	**0**	175

NOTE 32B

FINANCIAL INCOME ON INTEREST RECEIVABLE	half-year 2003	half-year 2002
a) interest on loans granted	0	0
- from affiliated companies, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	0
b) other interest	204	484
- from affiliated companies, of which:	16	30
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	16	30
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	188	454
c) interest received	1 195	1 442
d) interests from bank deposits unreceived	266	100
Total financial income on interest receivable	1 665	2 026

NOTE 32C

OTHER FINANCIAL INCOME	half-year 2003	half-year 2002
a) gain on foreign exchange differences	869	1 185
- realized	869	1 185
- unrealized	0	0
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	5 585	6 015
- financial installments	598	0
- currency exchange offices and exchange counters	4 843	5 401
- other	144	614
Total other financial income	6 454	7 200

NOTE 33A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	half-year 2003	half-year 2002
a) interest on credits and loans contracted	849	2 480
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	849	2 480
b) other interest	454	1 035
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	454	1 035
Total financial expenses due to interest payable	1 303	3 515

NOTE 33B

OTHER FINANCIAL EXPENSES	half-year 2003	half-year 2002
a) loss on foreign exchange differences	179	505
- realized	0	0
- unrealized	179	505
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	4 722	5 522
- deffered costs of organisation and expansion	770	558
- currency exchange offices and exchange counters	3 807	4 735
- other	145	229
Total other financial expenses	4 901	6 027

NOTE 34

GAIN (LOSS) ON SALES OF SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2003	half-year 2002
a) gain on sales of shares	0	0
- in subsidiary companies	0	0
- in mutually controlled companies	0	0
- in associated companies	0	0
a) loss on sales of shares	0	0
- in subsidiary companies	0	0
- in mutually controlled companies	0	0
- in associated companies	0	0
Gain (loss) on sales of shares in subsidiary and associated companies	0	0

NOTE 35

EXTRAORDINARY GAINS	half-year 2003	half-year 2002
a) windfall gains	15	89
b) other extraordinary income, of which:	0	0
-		
Total *extraordinary* gains	15	89

NOTE 36

EXTRAORDINARY LOSSES	half-year 2003	half-year 2002
a) casualty losses	8	7
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	8	7

NOTE 37A

CURRENT CORPORATE INCOME TAX	half-year 2003	half-year 2002
1. Consolidated profit (loss) before taxation	45 203	11 580
2. Consolidation adjustments	- 1 450	392
3. Differences between profit (loss) before taxation and income tax basis, of which:	960	5 629
- permanent	2 025	5 841
- temporary	- 1 065	- 212
4. Income tax basis	51 625	19 549
4. *Corporate income tax at 27% rate in 2003 and 28% in 2002*	13 939	5 474
6. Increases, reliefs, exemptions, allowances, and reductions of corporate income tax	0	0
7. Current corporate income tax as stated in the taxation statement for the period, of which:	13 939	5 474
- disclosed in the profit and loss account	13 939	5 474
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 37B

DEFERRED CORPORATE INCOME TAX	half-year 2003	half-year 2002
- decrease (increase) due to occurrence or reversal of timing differences	189	- 933
- decrease (increase) due to change of taxation rates	0	0
- decrease (increase) due to formerly not recognized losses, tax reliefs, or *timing differences of prior periods*	0	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-		
Total deferred income tax	189	- 993

NOTE 37C

TOTAL AMOUNT OF DEFERRED INCOME TAX	half-year 2003	half-year 2002
- included in the shareholders' equity	- 506	- 895
- included in the goodwill or negative goodwill	0	0

NOTE 37D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	half-year 2003	half-year 2002
- abandoned business activities	0	0
- result of extraordinary items	2	23

NOTE 38

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	half-year 2003	half-year 2002
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 39

NET PROFIT (LOSS)	half-year 2003	half-year 2002
a) net profit (loss) of the parent company	**29 094**	7 386
b) net profit (loss) of subsidiary companies	**3 462**	- 679
c) net profit (loss) of mutually controlled companies	**0**	0
d) net profit (loss) of associated companies	**73**	161
e) consolidation adjustments	**- 1 460**	789
Net profit (loss)	**31 169**	7 657

K The decision of General Assembly of Orbis S.A. Shareholders apportioned the net profit generated during the financial year ended December 31,2002 to:
-the dividend in the amount of PLN 15,666,182.72 (34 Grosze per share)
- the reserve capital in the amount of PLN 14,739,681.17
- the other reserve capitals in the amount of PLN 651,100.00
Simultaneously the past year's profit reported in the balance sheet prepared as of December 31,2002,was posted to:
1) the supplementary capital in the amount of PLN 4,568,599.14
2) the reserve capital , in the amount of 64,676,110.56

NOTE 40

K Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

NOTES TO CONSOLIDATED SATEMENT OF CASH FLOWS

K Structure of cash and cash equivalents as of 30.06.2002

	30.06.2003	31.12.2002	30.06.2002
on hand and in the bank	71 374	131 245	94 401
Cash equivalents	12 318	9 333	8 279
other financial assets	31	7	25
TOTAL	83 723	140 585	102 705

Explanation of adjustments to net profit in cash flows from operating activities

The change in inventory, deferred assets and accrued expenses presented in cash flow statement equals the change in balance sheet.

Change in provisions	
change in balance sheet	1 467
reversal of timing differences reflected in capital	506
change in cash flow statement	1 973
Change in receivables	
change in balance sheet	26 085
share in profits due	(812)
others	(121)
change in cash flow statement	25 152
Change in liabilities	
change in balance sheet	47 345
dividend for 2002 due for payment	(15 666)
change in cash flow statement	31 679

Additional notes

I. Additional Notes

Note No 1. Information concerning financial instruments

1.1. Financial instruments per categories and balance sheet position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 6-month period ending on June 30, 2003:

FINANCIAL INSTRUMENTS – changes broken down into categories, in PLN '000							
		Tradable financial assets **A**	Tradable financial liabilities **B**	Loans granted and receivables **C**	Financial sets held to maturity **D**	Financial assets available for sale **E**
1.	**Opening balance**	**0**	-	**1 888**	-	-
2.	**Additions**	**36 949**	-	**63**	-	-
	- purchase	36 795		-		-
	- interest	-		62		-
	- positive exchange rate differences			1		-
	- valuation	154		-		-
3.	**Deductions**	-	-	-	-	-
	- valuation	-	-	-	-	-
	- other	-	-	-	-	-
4.	**Closing balance**	**36 949**	-	**1 951**	-	-

1.2. Information concerning financial instruments in the Orbis Group

1.2.1. a) Brief characteristics of financial instruments

A. Derivative instruments incorporated into agreements

The Companies of the Orbis Group analyzed their assets and liabilities in order to identify derivative instruments incorporated into agreements. Financial instruments incorporated into contracts were identified in Orbis S.A. These are financial instruments incorporated into contracts, where payments are denominated or related to a currency other than that of the Company or another party to the contract, have been identified. Valuation and presentation of financial instruments incorporated in agreements complies with the regulation of the Minister of Finance dated December 12, 2001, concerning detailed methods of reporting, valuation, scope of disclosure and manner of presentation of financial instruments.

Since the value of the in-built financial instruments is insignificant from the point of view of the overall presentation in the financial statements, they have not been included in the books.

B. Tradable financial liabilities

The Orbis Group does not have any tradable financial liabilities.

C. Loans and receivables

Under the balance sheet item "long-term investments", a long-term loan given by Orbis S.A. to Globis Poznań Sp. z o.o. (associated entity) has been reported. The loan is dated August 30, 2001, amounts to US$ 450,000 and was converted according to the rate of exchange of 4.2317 (equivalent to PLN 1,950 thousand) as of the date of payment. The repayment date is August 30, 2006. Balance as of the balance sheet date equals PLN 1,950 thousand (the principal amount of the loan: PLN 1,727 thousand + interest of PLN 222 thousand + positive exchange rate differences of PLN 1 thousand).

D. Financial assets held to maturity
The Companies of the Orbis Group do not have any financial assets held to maturity.

E. Marketable financial assets
Marketable financial assets include shares and interests in other companies that are designated for sale. As of the balance sheet date, this category includes interest in the company Polorbis Reiseunternehmen GmbH in Köln. Interest in the company Polorbis – Köln, whose purchase price totaled PLN 505 thousand have been written-off in full and their balance sheet value equals zero.

1.2.1 b) Applicable valuation methods
The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the financial statements.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of marketable assets
Marketable financial assets are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books
Financial instruments purchased on a regulated market are reported in accounting books as of the date of executing the agreement concerning purchase of a given asset.

1.2.1. e) Information concerning the interest rate burden
The companies forming the Group are exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.
The Companies are not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.
Detailed information available under section.1.2.10.

1.2.1 f) Credit risk
The dominant company recognizes three areas of credit risk to which is might be exposed:
- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of hedging agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in 2003, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.
Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall trade volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning marketable or tradable financial assets, valued at adjusted purchase price

Information containing the valuation of marketable financial assets is given under section 1.2.1.a). The Orbis Group holds no tradable financial assets valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

The Companies forming the Group hold no financial assets or liabilities valued otherwise than at fair value.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In the semi-annual period of 2003, no buy-back contracts or agreements were entered into which would result in conversion of financial assets into securities. No assets have been withdrawn from the accounting books.

1.2.5 Change in the valuation of financial assets

The conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price is not applied.

1.2.6 Information concerning revaluation write-offs for a permanent loss in value of financial assets

In the current reporting period, a revaluation write-off was made for a permanent loss in value of financial assets in the amount of PLN 282 thousand relating to interest in the company PPTE Diament. Besides, there exists a revaluation write-off for a permanent loss in value of interest in Polorbis Köln for PLN 505 thousand (valued at purchase price), made in the past reporting periods.

1.2.7 Information concerning interest income on debt financial instruments, loans and receivables

Since Orbis S.A. granted loans which now fall into a category "loans and receivables", during the current reporting period, Orbis S.A. reported interest income on PLN 61,122.09 thousand with maturity of over 12 months.

1.2.8 Revalued unrealized interest on loans and receivables

No revaluation write-offs for a permanent loss in value of unrealized interest on loans granted and on receivables were made.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		Up to 3 months	From 3 to 12 months	Over 12 months
Long-term financial debt	1 388.90	352.03	169.31	118.10

1.2.10 Managing risk in the controlling (dominant) company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign exchange rate fluctuation and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active risk management as well as evaluation and monitoring the costs of Company's debt.
Exposure to additional risk unrelated with the accepted business activity is deemed improper.
The policy and risk management strategy is determined and monitored by the Management Board.
Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk
The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:
- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of curbing the risk.

The Company does not use financial instruments for speculative purposes.

Interest rate risk
As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any hedging against interest rate risk in the semi-annual period of 2003.
In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision concerning applying a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit facility.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Securing the planned transaction or foreseeable future liability
In the semi-annual period of 2003, no planned transaction or foreseeable future liability was secured.

1.2.12 Appropriation of profits or loses from revaluation of instruments to hedge cash flows to revaluation reserve
In the semi-annual period of 2003, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

Note No 2. Off-balance sheet data, particularly contingent liabilities, including granted guarantees and sureties (including bills and exchange) with specification of those granted to associated companies

Contingent liabilities of the Orbis Group under guarantees and sureties					
No	**Beneficiary**	**Amount of liability**	**Jun 30, 2002**	**Jun 30, 2003**	**Description**
1.	„Orbis" Casino Warszawa	PLN 938 000.00	938 000.00	938 000.00	Surety until March 13, 2009.
2.	„Orbis" Casino Warszawa	PLN 2 055 000.00	2 055 000.00	2 055 000.00	Surety until June 30, 2003.
3.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00		2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
5.	Kredyt Bank S.A. O/Ciechanów	PLN 6 300 000.00	6 000 000.00	6 300 000.00	Bill of exchange, collateral for a credit facility
6.	Polski Expres Sp. z o.o.	PLN 100 000.00	101 000.00	100 000.00	Bill of exchange – security for a contract
7.	LTU Lufttransport-Unternehmen	PLN 91 000.00		91 000.00	Bank guarantee – security for a contract
8.	Zakład Gospodarki Komunalnej Wrocław	PLN 25 000.00	25 000.00	25 000.00	Bill of exchange – security for a contract of lease
9.	Canal+Cyfrowy Sp. z o.o.	PLN 3 000.00	3 000.00	3 000.00	Bill of exchange – security for a contract
10.	Travel Agents		401 000.00		Bank guarantee securing payments due to other travel agents
11.	BRE Bank S.A. O/Warszawa		401 000.00		Bill of exchange – security for the guarantee issued
A	**Liabilities under guarantees and sureties, of which**		**11 924 000.00**	**11 512 000.00**	
	- to controlled subsidiaries		0.00	0.00	
	- to affiliated companies		4 993 000.00	4 993 000.00	

Security on the issuer's assets other than collateral for credit facilities and loans

A fixed-cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to exercise of leasing agreements, transfer of the titles to perpetual usufruct of the land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of the titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra.

Note No 3. Information concerning liabilities to the state budget or units of territorial self-government as a result of acquisition of the ownership title to buildings and constructions

The Companies forming the Group do not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4. Information on revenues, costs and results of activities abandoned during a given period or intended to be abandoned

No business operations were ceased to be conducted in the semi-annual period of 2003.

Note No 5. Cost of manufacturing work in progress and fixed assets for the company's own use

No costs related to work in progress or assets created for the purpose of companies' business were incurred in the semi-annual period of 2003.

Note No 6. Investment outlays made

Investment outlays in the Orbis Group (in PLN '000) in the year 2003.

Company	planned	incurred
Orbis S.A.	180,320.7	66,237.5
PBP Orbis Sp. z o.o.	2,690.0	1,018.0
Orbis Transport Sp. z o.o.	54,543.0	22,843
Total:	**237,553.7**	**90,098.5**

Note No 7.1. Information on transactions with associated companies

In accordance with a statement of Orbis S.A. Management Board, during the period to which the financial statements relate, Orbis S.A. did not enter into any transactions with associated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A., its subsidiaries and affiliates,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and affiliated companies.

Note No 7.2. Information concerning associated companies

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis Sp. z o.o.	3	2	3	0
ORBIS Transport Sp. z o.o.	3	2	2	0
Wioska Turystyczna WILKASY Sp. z o.o.	3	3	3	3
Affiliates:				
ORBIS CASINO Sp. z o.o.	6	2	3	1
Globis Poznań Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	1	0
PH Majewicz Sp. z o.o.	4	2	3	1

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Minority holdings:				
BWE S.A.	6	0	3	0
PPTE DIAMENT S.A. in liquidation	10	1	1 liquidator	0
Polskie Hotele Sp. z o.o. in liquidation	5	1	1 liquidator	0
Rena Kord S.A. in bankruptcy	0	0	receiver in bankruptcy	0
TARPAN Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice Sp. z o.o. in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and associated companies in PLN thousands:

	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other associated companies	**Associated companies – total**
Trade debtors				
Trade debtors	2 698	2 119	-	**4 817**
Other debtors	-	-	1 054	**1 054**
Total debtors	**2 698**	**2 119**	**1 054**	**5 871**
Creditors				
Trade creditors	65	116	-	**181**
Other financial creditors	-	-	500	**500**
Total creditors	**65**	**116**	**500**	**681**

Costs and revenues from internal transactions between Orbis S.A. and associated companies in PLN thousands:

	PBP Orbis Sp. z o.o.	**ORBIS Transport Sp. z o.o.**	**Other associated companies**	**Associated companies – total**
Sales revenues				
Room department	8 891	9	560	**9 460**
Food & beverage department	975	2	467	**1 444**
Rentals	148	25	1 703	**1 876**
Other	934	59	500	**1 493**
Total income	**10 948**	**95**	**3 230**	**14 273**
Costs of products, goods and raw materials sold				
Total costs	238	256	5 124	**5 618**

Note No 8. Information on joint ventures not subject to consolidation

No major joint ventures have been undertaken by companies of the Orbis Group in the semi-annual period of 2003.

Note No 9. Information concerning average employment broken down into groups of professions

Item description	Average employment	
	First half of 2002	First half of 2003
ORBIS S.A.		
I. Hotel services /1. to 5./	**4 857**	**4 051**
1. Hotel room department	1 730	1 435
2. Food and beverages department	2 754	2 343
3. Other	117	93
4. Ancillary activities	221	144
5. Commercial activities	35	36
II. Administration and management	1 037	931
III. Real property operation and maintenance	712	584
IV. Marketing	260	244
TOTAL /I to IV/	**6 866**	**5 810**
PBP Orbis Sp. z o. o.		
I. Tourist services /1. to 2./	**216**	**177**
1. Domestic tourism	33	17
2. International tourism	183	160
II. Congresses	**13**	**18**
III. Travel services	**156**	**152**
IV. Transport	**13**	**21**
V. Currency exchange and exchange offices	**6**	**6**
VI. Administration and management	**199**	**164**
VII. Other business operations	**28**	**20**
TOTAL /I to VII/	**631**	**558**
Orbis Transport Sp. z o.o.		
I. Management	8	9
II. Administration	128	139
III. Drivers	58	50
IV. Garage	11	7
V. Car wash	4	4
TOTAL /I to V/	**209**	**209**

Note No 10. Information concerning the total value of remunerations and awards paid out or due to managers and supervisors in the company or its subsidiaries, affiliates and associated companies

Remuneration of Management Board and Supervisory Board members in PLN '000	in the dominant company	in subsidiary companies		in affiliated companies
Description:	**Orbis S.A.**	**PBK Orbis**	**PBK Transport**	**Orbis Casino**
Management Board	1 853	269	279	9
Supervisory Board	233	83	54	60
TOTAL	**2 086**	**352**	**222**	**69**

Note No 11. Information concerning liabilities of managers and supervisors of the issuer or its subsidiaries, affiliates and associated companies

As of June 30, 2003, members of the Company's Management Board and Supervisory Board were not indebted to the issuer, its subsidiaries or affiliates.

Note No 12. Information on major events concerning past years reported in the financial statements for the current period

No major events relating to past years occurred during the reporting period.

Note No 13. Information on major events which occurred after the balance sheet date and are not included in the financial statements

No major events which could affect the presented results for the semi-annual period of 2003 occurred after the balance sheet closing date.

Note No 14. Information of relationship between the legal predecessor and the Issuer and on the manner and scope of take-over of assets & liabilities

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15. Consolidated financial statements and comparative financial figures, adjusted by a relevant inflation rate, with the indication of the source of this rate and the method of its application, the period covered by the last financial statements being the base period, if the cumulative average annual inflation rate throughout the last three years of the issuer's activity reached or exceeded the level of 100%

During the last three years of the issuer's operations, the annual inflation level remained below 100%. Therefore, the comparative financial figures have not been adjusted.

Note No 16. Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements

ASSETS	Balance as of June 30, 2002,	Adjusted Balance Sheet
FIXED ASSETS	**1 449 074**	**1 293 419**
Intangible assets	**6 161**	**9 470**
- adjustment of the Accor fee	-	3 309
Tangible fixed assets	**1 404 803**	**1 196 223**
- withdrawal of the previous valuation of perpetual usufruct title	-	-262 499
- redemption of the title to usufruct	-	50
- incorrect accounting of the title to perpetual usufruct of land	-	3
- new valuation of the title to perpetual usufruct of land	-	55 211
- disclosed land	-	29

- investment adjustment – buildings and constructions	-	-535
- adjustment as a result of investment in equipment and machinery	-	90
- adjustment of the value of works of art	-	102
- adjustment due to hedging instrument	-	-978
- consolidation adjustment	-	-53
Long-term debtors	**1 331**	**2 422**
- reclassification of loan from investments	-	1 091
Long-term investments	**67 539**	**65 076**
Real property	12 448	12 601
- adjustment of the value of investment - buildings and constructions	-	524
- revaluation of land	-	-371
Long-term financial assets	53 981	53 080
a) In associated entities	9 216	7 622
- reclassification of loan as long-term receivables	-	-1 091
- adjustment of PBP and ORBIS TRANSPORT		7
- consolidation adjustment		-510
b) In other entities	44 765	44 458
- adjustment of PBP		- 303
- adjustment of ORBIS TRANSPORT		-4
Other long-term investments	1 110	395
- adjustment of the value of investment – machines and equipment	-	-956
- adjustment of the value of works of art	-	276
- reclassification as short-term investment	-	-35
Long-term deferred costs	**19 240**	**20 228**
Assets on deferred income tax	17 556	18 544
- adjustment of the current deferred income tax	-	2 140
- consolidation adjustment	-	- 1 152
CURRENT ASSETS	**234 654**	**234 391**
Short-term debtors	**77 246**	**78 256**
Associated entities	8 762	9 004
- debtors reclassified from investments	-	242
Other debtors	68 484	69 252
- for taxes, subsidies, customs duties, social and health security and other benefits	-	1 122
- adjustment of PBP	-	- 354
Short-term investments	**117 894**	**117 686**
Short-term financial assets	**102 947**	**102 705**
a) in associated entities	242	0
- reclassified to short-term debtors	-	-242
Other short-term investments	**14 947**	**14 981**
- reclassification of works of art as short-term investment	-	34
Short-term deferred costs	**23 144**	**22 079**
- incorrect accounting of the title to perpetual usufruct of land		-3
- correction in presentation – unsettled VAT	-	-1 122
- consolidation adjustment	-	60
TOTAL ASSETS	**1 733 728**	**1 527 810**

LIABILITIES	Balance as of June 30, 2002	Adjusted balance sheet
EQUITY	**1 385 721**	**1 175 940**
Initial capital (fund)	**92 154**	**92 154**
Supplementary capital (fund)	**719 185**	**721 997**
- consolidation adjustment	-	2 812
Revaluation capital (funds)	**559 781**	**287 561**
- adjustment for investments	-	-1 256
- revaluation of works of art	-	382
- adjustment of valuation of titles to perpetual usufruct reported for the first time	-	-262 499
- titles to perpetual usufruct of land - revaluation	-	-371
- posting the value of the titles to perpetual usufruct to past year's result	-	-9 465
- adjustment of deferred tax	-	1 162
- consolidation adjustment	-	-173
Past years' profit (loss)	**8 231**	**66 571**
- adjustment due to investments	-	239
- adjustment for works of art written-off	-	-4
- disclosure of the land	-	29
- adjusted value of the title to perpetual usufruct	-	64 676
- adjustment for title to perpetual usufruct written-off	-	50
- adjustment of deferred tax	-	-2 515
- adjustment for hedging instrument	-	-978
- adjustment due to Accor fee	-	1 056
- adjustment of interest and exchange rate differences	-	-2
- correction of presentation by branches	-	-61
- adjustment of PBP	-	-4 131
- consolidation adjustment	-	-19
Net profit (loss)	**6 370**	**7 657**
- adjustment due to investments	-	105
- adjustment due to Accor fee	-	398
- adjustment of deferred tax	-	427
- adjustment of interest and exchange rate differences	-	2
- correction of presentation by branches	-	61
- adjustment of ORBIS TRANSPORT	-	260
- consolidation adjustment	-	34
Minority capitals	**11 583**	**10 297**
- consolidation adjustment	-	1 286
LIABILITIES AND PROVISIONS FOR LIABILITIES	**336 029**	**341 178**
Provisions for liabilities	**95 860**	**85 467**
Provision for deferred income tax	13 133	14 939
- adjustment of deferred tax	-	1 765
- consolidation adjustment	-	41
Provision for retirement benefits and equivalents	51 882	52 273
- adjustment of PBP	-	3 651

- consolidation adjustment	-	- 3 260
Other provisions	30 845	18 255
- adjustment due to Accor fee	-	1 889
- posting of provisions to deferred costs	-	-14 274
- consolidation adjustment	-	-205
Long-term liabilities	**87 083**	**88 269**
Other entities	87 083	88 269
- correction in presentation	-	-1 186
Short-term liabilities	**141 267**	**142 452**
Associated entities	972	5 64
- correction in presentation – loans to other entities	-	-408
Other entities	126 307	127 900
- correction in presentation – loans to other entities	-	408
- correction in presentation – dividends	-	18 431
- correction in presentation	-	-17 245
Accruals and deferred income	**11 819**	**24 990**
Other accruals and deferred income	11 819	24 990
- posting of reserves to deferred costs	-	13 171
TOTAL LIABILITIES	**1 733 728**	**1 527 810**

Note No 17. Changes in the applied accounting principles (policy) and the manner of presenting the financial statements as compared to the past financial year

The information included in the financial statements and pertaining to the semi-annual period of the past year have been adjusted in order to ensure comparability as a result of implementation of amendments to the revised Accounting Act of September 29, 1994, in respect of the items that are of major importance, i.e.:

- fee for affiliation with Accor systems has been added to the intangible assets item,
- the titles to the perpetual usufruct of land (till December 31, 2001, recorded in an off-balance sheet register) have been reported as fixed assets at prices stated in the decisions issued at the time of grating the title by local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land,
- the methods of presenting amounts resulting from provision of services to Companies by their business partners or the obligation to provide services in the future, the value of which can be assessed, among others reserves for liabilities to employees, costs of purchasing services, public and legal charges and franchise fees. These amounts, formerly reported as provisions for liabilities, are now posted as deferred costs.

New rates of depreciation of the fixed assets in the balance sheet have been introduced from January 1, 2003. If depreciation rates binding up till the end of 2002 were still applicable, value of depreciation in the first half of 2003 would have been higher by PLN 7,896.2 thousand.

Note No 18. Correction of basic errors

No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

Note No 19. Uncertainty as to the further business of the issuer

The consolidated financial statements have been prepared on the assumption that Orbis S.A as well as companies forming the Orbis Group will continue their business operations.

Note No 20. Merger

No merger of companies occurred in the period covered by the financial statements.

Note No 21. Differences in valuation principles between the dominant company and consolidated entities

Consolidated units prepare their financial statements as of the same balance sheet date on which the consolidated financial statements are being prepared.

In the financial statements of PBP Orbis there has occurred differences in the applied accounting principles as compared to the principles adopted and applied by the dominant entity, which have been adjusted to achieve uniformity of accounting principles of the Orbis group.

List of differences:

1. the right of perpetual usufruct of land posted from intangible assets to fixed assets have been posted as net values and failed to be redeemed at the balance sheet level – the value of adjustment is PLN 17 thousand, of which PLN 1 thousand was posted to the current result, PLN 27 thousand to past years' profit (loss) forward, PLN 10 thousand to minority capitals
2. the right of perpetual usufruct of land so far reported in off-balance sheet records have not been disclosed in the item deferred income – the value of adjustment is PLN 62 thousand, of which PLN 44 thousand was posted to past years' profit (loss), PLN 18 thousand – to the minority capital;

Note 22. Reasons for non-consolidation

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements of these companies as at June 39, 2003 have not been consolidated as figures they have reported are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994. On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the dominant company	Net revenues from sales and financial operations	Share in the revenues of the dominant entity
ORBIS S.A.		1,413,603		299,020	
Subsidiary companies					
PBP Orbis, Sp. z o.o.	70.41%	72,108	5.10%	73,696	24.65%
ORBIS Transport, Sp. z o.o.	84.44%	76,005	5.38%	41,261	13.80%
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	4,289	0.30%	534	0.18%
Associated companies					
ORBIS CASINO, Sp. z o.o.	33.33%	19,520	1.38%	178,043	59.54%
Globis Poznań, Sp. z o.o.	25%	56,431	3.99%	138	0.05%
Globis Wrocław Sp. z o.o.	25%	3	0%	-	0%
PH Majewicz, Sp. z o.o.	49%	4,691	0.33%	3,959	1.32%
TOTAL Orbis Group, of which:		**1,646,650**	**100%**	**596,651**	**100%**
Consolidated companies		1,581,236	96.03%	592,020	99.22%
Companies excluded from consolidation		65,414	3.97%	4,631	0.78%

Basic economic indicators:

	Wioska Turystyczna Wilkasy Sp. z o.o.		**PH Majewicz, Sp. z o.o.**		**Globis Poznań, Sp. z o.o.**		**Globis Wrocław, Sp. z o.o.**	
	1st half of 2003	1st half of 2002	1st half of 2003	1st half of 2002	1st half of 2003	1st half of 2002	1st half of 2003	1st half of 2002
Sales revenues	523	694	3,927	3,904	111	1	-	-
Financial income	11	5	32	39	27	314	-	-
Net financial profit	-178	-118	65	40	-1,978	-616	0	-8
Equity	3,220	3,099	2,417	2,690	8,536	7,523	-16	-8
- Initial capital	1,650	1,650	2,202	2,202	8,000	8,000	2,000	2,000
- Surcharges to shareholders	-	-	-	-	-	-	-2,000	-2,000
- Supplementary capital	891	699	426	426	-	-	-	-
- Revaluation reserve	978	978	290	290	4,326	-	-	-
- Past year's profit (loss)	-121	-110	-566	-268	-1,812	139	-16	-8
- Net profit (loss)	-178	-118	65	40	-1,978	-616	0	-8
Fixed assets	3,812	2,811	2,201	2,662	54,072	21,691	-	-
Average annual employment	22		81	87	0	0	0	0

Note No 23. Capital ownership structure

As of September 19, 2003, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares include:

Shareholder	Share of votes at the General Assembly as of April 30, 2003.	Changes from April 30, 2003, till Sept. 29, 2003.	Share in the initial capital as of Sept. 29, 2003, (reflects the overall number of votes)	No of shares as of Sept. 29, 2003 (reflects the number of votes).
Accor S.A.	29.34%	-	29.34%	13 519 251
Deutsche Bank AG	12.42%	-	12.42%	5 721 357
(including Reib International Holdings Limited – subsidiary of DB AG)	*10.37%*	-	*10.37%*	*4 778 190*
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	5%	-	5%	2 307 600
State Treasury	4.07%	-	4.07%	1 875 000
Other shareholders	39.09%	-	39.09%	18 011 295

As at June 30, 2003, the initial capital of the Polish Travel Agent Orbis Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2002	Changes from Dec. 31, 2002 till June 30, 2003	% share in equity as of June 30, 2003
Orbis S.A.	70.409	0	70.409
Beton Stal S.A.	16.312	0	16.312
Invor Sp. z o.o.	5.423	0	5.423
Chrobot Reisebüro	0.245	0	0.245
Wilanów Sp. z o.o.	0.064	0	0.064
Biuro Podróży Zbigniew	0.009	0	0.009
Osoby fizyczne	7.538	0	7.538

As at June 30, 2003, the initial capital of Orbis Transport Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2002	Changes from Dec. 31, 2002 till June 30, 2003	% share in equity as of June 30, 2003
Orbis S.A.	84.437	0	84.437
L.G. Petro Bank S.A.	13.858	0	13.858
Chrobot Reisebüro	0.362	0	0.362
PBP Orbis Sp. z o.o.	0.185	0	0.185
Osoby fizyczne	1.158	0	1.158

As at June 30, 2003, the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 2,592,000.00. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2002	Changes from Dec. 31, 2002 till June 30, 2003	% share in equity as of June 30, 2003
Orbis S.A.	33.33%	-	33.33%
Finkorp Sp. z o.o.	33.33%	-	33.33%
ZPR S.A.	33.33%	-	33.33%

On June 12, 2003 the Ordinary General Assembly of Shareholders took decision to increase the initial capital from Company's funds up to the amount of PLN 4,500,000. The registration procedure related to the aforementioned increase is currently pending before the National Court Registry. The share that Orbis S.A. holds in the Company equity and in the total number of votes has not changed.

Note No 24. Shares of the issuer held by members of the Management Board

As of June 30, 2003, members of the Management Board held the following blocks of shares in Orbis S.A.:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Laurent Picheral	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

Other important information concerning the issuer:

Note No 25.
On February 28, 2003, the Management Board of Orbis S.A. acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw, in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Company sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of Polcard's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.
The buyer is G.I.C. Usługi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA. Indirect shareholders of the buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.
The share sale agreement was conditional by nature and will become binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.
/Current report no 3/2003/.

Note No 26.
On April 1, 2003, Orbis S.A. and Accor Poland signed an Amending Annex to the Conditional General Franchising Agreement dated July 26, 2000, concerning the Mercure Helios Hotel in Toruń. By virtue of the said Annex, this hotel operating as Helios Hotel in Toruń will begin its operations under the Mercure brand as from April 1, 2003. At present, modernization works are being finalized in the hotel. The Mercure Helios Hotel in Toruń is the eighth hotel belonging to Orbis S.A. and operating under the Mercure brand.
/Current report no 5/2003/.

Note No 27.
The Supervisory Board of Orbis S.A. took a decision to extend the agreement executed with a chartered auditor – the company Deloitte and Touche Audit Services Sp. z o.o. having its seat in Warsaw at 6 Fredry street, entered in the register of entities authorized to audit financial statements under the number 73, with which "Orbis" S.A. has cooperated in the field of the audit of financial statements since 2000 and to entrust the aforementioned chartered auditor with the review and audit of financial statements of the company "Orbis" S.A. and of the consolidated financial statements of the Orbis Group for the year 2003.

Note No 28.
Since the conditions precedent incorporated in the share sale agreement involving the block of shares held by Orbis S.A. in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized, on May 22, 2003 the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.
/Current report no 9/2003/.

Note No 29.
On June 24, 2003, Orbis S.A. and Accor Polska Sp. z o.o. having its corporate seat in Warsaw and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement of shares in the company Hekon Hotele Ekonomiczne S.A. having its corporate seat in Warsaw.

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be disclosed by securities' issuers (official journal "Dz. U." No 139, item 1569, as amended), two companies, i.e. Accor Polska and Accor S.A. are affiliated with Orbis since Accor S.A. has over 20% of votes at the General Assembly of Orbis Shareholders, while Accor Polska is controlled by Accor S.A.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;
- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;
- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;

- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all an any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.
/Current report no 13/2003/.

Note No 30.
As of June 25, 2003, Mr. David Netser resigned from his function as a member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no 14/2003/

Note No 31.
On June 26, 2003, the General Assembly of Orbis S.A. Shareholders was held. The General Assembly approved the following:

1. the Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002.,
2. The financial statements of the Company including:
   - balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
   - profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
   - comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
   - cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);
   - additional notes.

3. the apportionment of the net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) to:
   1. supplementary capital - in the amount of PLN 14,739,681.17
   2. reserve capital - in the amount of PLN 651,100.00
   3. dividend - in the amount of PLN 15,666,182.72

4. the posting of the past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, to:
   1) the supplementary capital, in the amount of PLN 4,568,599.14,
   2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct,

as well as granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2002.

Note No 32.
The General Assembly of Orbis S.A. Shareholders approved also the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

Note No 33.
In connection with Mr. David Netser's resignation from his function of a Supervisory Board member, the General Assembly of Shareholders appointed Mr. Justin Chuter as a member of the Supervisory Board during its V term of office.

Note No 34.
The General Assembly of Orbis S.A. Shareholders granted its consent for:
1. the transfer of the title to perpetual usufruct of a plot of land no. 22/24 map chart 39 with an area of 3422 square meters, Bogucice Zawodzie zone, located in Katowice at Roździeńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure.

2. the transfer of plots of land no. 167/1 and 180/5 with a total area of 815 square meters located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W.Prax and Mrs. B. Biernot,
3. the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 square meters registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value appraised by a real property expert, plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".
4. the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 square meters and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "ORBIS Transport Sp. z o.o.", for a price not lower than that determined by the real property expert.
5. the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 square meters and the ownership title to the „ORBIS" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than as determined by a real property expert.

Note No 35.

Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the Ordinary General Assembly of Orbis S.A. Shareholders decided to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by the Company and the General Assembly of Orbis S.A. Shareholders recommended that these principles be applied by the Company's governing bodies.

Note No 35.

On June 30, 2003, an Ordinary Shareholders' Assembly of PBP Orbis Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2002 and adopted a resolution to cover past year's loss of PLN 4,131 thousand and a loss for the year 2002 of PLN 353 thousand with funds from the reserve capital of the Company.

II. Post-balance sheet events

1. On August 5, 2003, the Supervisory Board of Orbis S.A. appointed Mr. Alain Billy as a member of the Management Board during its 5th term of office.

2. On August 6, 2003, the Management Board of Orbis S.A. decided to request the General Assembly of Shareholders to grant its consent, in accordance with § 29 subparagraph 1 point 9 of the Company's Statutes, for multiple issues of unsecured bearer bonds, denominated in Polish Zloty, of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues.

3. On September 9, 2003 the international rating agency Fitch Ratings lowered the domestic long-term rating of Orbis S.A. to "BBB+(pol)" from "A-(pol)". The rating's perspective is stable.

   The change in rating stems from worsening operating results of Orbis S.A., including the occupancy rate, revenues per available room (RevPAR), decreasing EBITDA margin and worse cash flows resulting from the growing competition on the hotel market in Poland.
   /Current report No. 24/2003/

4. On September 11, 2003, the Extraordinary General Assembly of Shareholders of Orbis S.A. was held. The Assembly granted its consent for multiple issues of unsecured bearer bonds of a total nominal value not exceeding the amount of PLN 250,000,000 under Article 9 point 3 of the Bonds' Act of June 29, 1995, i.e. by way of non-public issues. The bonds will be denominated in Polish zloty.
   /Current Report No. 25/2003/

III. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 120 million, which corresponds to 10% of the equity shown in the balance sheet prepared as at June 30, 2003, were initiated against the Orbis Group.

1. Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Issuer. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 square meters, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The attorneys of Orbis S.A., in a pleading dated January 15, 2002 motioned that the company Hotel Europejski S.A. in Warsaw be summoned to participate in the litigation and that the State Treasury – Head of Warsaw County (presently President of the Capital City of Warsaw) be obligated to submit an agreement on giving the land for perpetual usufruct to the company Hotel Europejski S.A. to be attached to court files. In accordance with the District Court's instruction, a pleading was filed specifying in detail legal grounds for summoning HESA to participate in the case, along with copies of statement of claim and a copy of the

pleading dated January 21, 2002. Attorneys of Orbis S.A., in a pleading dated February 19, 2003 upheld their hitherto position and moved that evidence from expert technical analyses be admitted and that the persons listed in the letter be summoned and heard. At a hearing on June 11, 2003, the attorney of HESA filed a pleading notifying of secondary intervention on the defendant's part. The Court took decision to adjourn the examination of the case until September 10, 2003. (Case file no IC 459/00).

b) Proceedings were carried out before the Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. 588/00 of December 5, 2000 issued by the Voivod of the Mazowieckie Province annulling point 2 and 3 and upholding the decision issued by virtue of the authorization of the Head of the Warsaw County of October 6, 1999, establish a title to perpetual usufruct of land located at 13 Krakowskie Przemieście street for the benefit of a company under the business name Hotel Europejski Spółka Akcyjna with a seat in Warsaw. By virtue of the decision of April 08, 2003 the Supreme Administrative Court rejected the complaint filed by ORBIS S.A. against the decision stating, in an oral substantiation, that it had not been proved that the Voivod's decision at issue violates the law. The Supreme Administrative Court drew up a written substantiation of the said ruling. Currently, a decision concerning the possible filing of the extraordinary appeal is being considered. (Case file I S.A. 3163/02).

c) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that decision challenging the ruling of the District Court of February 11, 3003 in its entirety and requesting that it be annulled and the matter be passed to the District Court for re-consideration. The attorney of HESA filed a motion that the aforementioned complaint be rejected. Next, attorneys of Orbis S.A. lodged a pleading on May 20, 2003, representing a response to the motion for the rejection of the complaint.

d) On April 14 2003, Orbis S.A. was delivered a statement of claim sent by the District Court in Warsaw, Economic Court, XX Economic Division and filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. The complainant company requests that Orbis S.A. be ordered to hand over to HESA the real estate located in Warsaw at 13 Krakowskie Przedmieście street, with an area of 5261 square meters together with a building constructed thereon, with a total area of 21125 square meters constituting a separate object of ownership of the complainant. Orbis S.A. does not plead defense and requests that the action be rejected in its entirety and that proceedings related to the case at issue be suspended. In a pleading dated June 13, 2003, HESA's attorney motioned that the defendant's application for the suspension of proceeding not be accepted

e) On July 17, 2003 Orbis S.A. filed a statement of claim with the District Court in Warsaw, I Civil Division against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the Land and Mortgage Register under no. 201926 and that this action be secured by way of entering a warning in Section III of the Land and Mortgage Register informing of pending court proceedings to declare the invalidity of the said agreement.

2. **Kasprowy Hotel in Zakopane.**

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case files have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. On July 06, 2001 the President of the Housing and Municipal Office – in response to the complaint – moved that it be rejected. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed a complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the establishment of invalidity of the enfranchisement decision.

3. **Kasprowy Hotel in Zakopane.**

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been fixed.

4. **Grand Hotel in Warsaw.**

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Housing and Municipal Development Office passed a decision in this matter on August 8, 2001 that refused to declare the aforementioned decision invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the President of the Housing and Municipal Development Office issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Housing and Municipal Development Office applied for its rejection. The case is pending.

5. **Mercure-Unia Hotel in Lublin.**

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at Al. Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m2, and 3/4 with an area of 19 m2. At a trial on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. The Committee took decision to adjourn the hearing without fixing the date of a subsequent hearing. The case is pending.

6. **Gdynia Hotel in Gdynia.**

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m2, plot no 728/150 and 729/150 having a total area of 493 m2 (owned by the State Treasury), plots having an area of 617 m2 (owned by the City of Gdynia). The proceedings concern the

regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m2. The case is pending.

7. **Polonez Hotel in Poznań.**
Proceedings concerning the establishment of the perpetual usufructury of a part of the real property occupied by the Hotel were pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m2 and no 7/1 with an area of 930 m2. In connection with a Notary's deed drawn on September 27, 2002 concerning the establishment of a perpetual usufruct on a part of separated plots of land, the Branch filed a an application for the entry of the title to perpetual usufruct and for the creation of a new Land and Mortgage Register. A new Land and Mortgage Register no KW 184852 was established for the new real property.

8. **Sofitel Victoria.**
On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision dated December 12, 1961 and the decision dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003 and motioned that the challenged decision be annulled in its entirety and that the aforementioned decisions of May 15, 1962 and of December 20, 1962 be declared invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office upheld the aforementioned decision dated February 24, 2003. In response to the complaint dated June 30, 2003, the President of the Housing and Municipal Development Office motioned that it be dismissed. The case is pending.

9. **Hotel Novotel Centrum in Warsaw.**
a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m2, mortgage no 5021.
By virtue of a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal

Development Office to again review the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003, the President of the Housing and Municipal Development Office upheld in force the aforementioned decision. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned that the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision be annulled as well as motioned that the execution of challenged decisions be suspended.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,103 m2 and it was stated that all the buildings located on the aforementioned plot of land became the property of the State Treasury.
The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw was erected. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003, sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated December 4, 2002. The case is pending.

10. Mercure Hevelius in Gdańsk.

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no WSW.III.6/60/9/70. rectified by the ruling of the

Gdańsk Voivod dated May 15, 1981, no GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real estate located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended ex officio proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted.

Proceedings were pending before the Supreme Administrative Court in Gdańsk concerning the return of the expropriated plot of land, currently forming part of plot of land no 201/1 on which the Hotel is situated. The Supreme Administrative Court, by virtue of the decision of March 28, 2000 dismissed the complaint filed by Mr. Patalas against the decision of the Pomorski Voivod in Gdańsk, upholding the challenged decision of the President of the City of Gdańsk dated September 20, 1999 refusing the return of expropriated real estate.

11. Sofitel in Kraków (Branch undergoing liquidation)

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the Land and Mortgage Register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. On June 17, 2003, the Supreme Administrative Court passed a ruling annulling the appealed-against decision and the preceding decision issued by the President of the Housing and Municipal Development Office dated July 01, 2000.

12. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Novotel Marina Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street,
  - Sofitel Victoria.

13. Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A., initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between – as a result of changes in the statement of claim brought on January 17, 2003 - July 1, 2000, and October 1, 2001, relating to audiovisual works of art in the field of "public dissemination". The change in the statement of claim consisted in the identification, by the plaintiff, of a different time period for which remuneration is sought, in the decrease of the rate used to calculate the amount of remuneration and, as regards the claim for interest, the change related to the identification that the plaintiff requests interest for a period running from the date of changed action until the date of payment.

Orbis S.A motioned the District Court in Warsaw, Economic Court, XX Economic Division to dismiss the action in its entirety and to adjudge that the defendant reimburse the plaintiff for the costs of proceedings. On July 10, 2003, the District Court in Warsaw dismissed the action initiated by the Association of Polish Filmmakers and adjudged the amount of PLN 6,000 from the plaintiff for Orbis S.A. as reimbursement of costs of representation in proceedings of the law.

14. Action brought against Orbis S.A. by Prenad International AB and Prenad Sp. z o.o.

Litigation is pending before the International Centre for Arbitration in Vienna initiated by Prenad International AB, a company established under Swedish law and Prenad Sp. z o.o., a company coming under the Polish law, against Orbis S.A. for the payment of remuneration. The plaintiffs have altered their claims and, presently, they request the amount of SEK 12,262,706 and PLN 1,391,255 for works related to the modernization of the air-conditioning system at the Novotel Centrum Hotel in Warsaw. On July 2-3, 2003, a hearing was held in Vienna. The tribunal award is expected to be rendered in September this year.

OPERATIONS BY SECTORAL AND GEOGRAPHIC DIVISIONS

	SECTORAL DIVISIONS - financial result	sectoral divisions			other operations		consolidation	total
		hotels with restaurants	tourism	transport	revenues not ascribed to divisions	costs not ascribed to divisions		
1	**total revenues, of which:**	**276 956**	**70 302**	**46 020**	**32 573**		**-14 596**	**411 255**
	- sales to external clients	265 912	69 374	44 843				**380 129**
	- sales to other divisions	11 044	928	1 177				**13 149**
2	**total costs, of which:**	**222 598**	**71 536**	**33 500**		**51 564**	**-13 146**	**366 052**
	- sales to external clients	222 104	58 986	31 561				**312 651**
	- sales to other divisions	494	12 550	1 939				**14 983**
3	**G.O.P. of a division**	**54 358**	**-1 234**	**12 520**			**21**	**45 203**
4	income tax					14 128		**14 128**
5	share in the financial result of subsidiaries valued by the equity method						73	**73**
6	profits (losses) of minorities						21	**21**
7	**net profit**							**31 169**

SECTORAL DIVISIONS - supplementary figures

		sectoral divisions			not ascribed to divisions	consolidation	**total**
		hotels with restaurants	tourism	transport			
1	ASSETS	1 240 975	58 041	66 492	196 208	-27 123	1 534 593
2	division's investments subsidiaries valued by the equity method	0	0	0			0
3	gross value of increases in intangible assets in the period	413	95	51			559
4	gross value of increases in fixed assets in the period	41 231	1 349	23 138			65 718
5	LIABILITIES	60 072	51 076	16 233	1 434 335	-27 123	1 534 593
6	investment outlays	66 238	1 018	22 843			90 099
7	depreciation	25 144	1 148	7 450	601		34 343
8	other non-cash costs						

GEOGRAPHIC DIVISIONS

	balance sheet	geographic divisions				not ascribed to divisions	consolidation	**total**
		Poland	Europe (excluding Poland)	Asia	North America			
1	revenues (sales to external clients)	109 671	115 425	5 749	9 281	140 003		380 129
2	assets					1 534 593		1 534 593
4	investment outlays					90 099		90 099

Commentary of Management Board

ORBIS S.A.

2003 Semi-Annual Report on the Activities of the Orbis Group

Warsaw, September 2003

TABLE OF CONTENTS

I. DESCRIPTION OF THE ORBIS GROUP AND CHANGES IN THE GROUP

1.1 Structure of the Group as of June 30, 2003

As of June 30, 2003, Orbis S.A. directly held shares or interest in the following companies:

Company Legal Status / Corporate headquarters	Initial capital in PLN	Orbis S.A. holdings		% of Orbis votes at the AGM	Core business
		Nominal value in PLN	%		
Subsidiaries					
PBP Orbis Sp. z o.o.[1] Warsaw	16,453,900	11,499,200	70.41	70.41	Travel office - retail and tour operator
ORBIS Transport Sp. z o.o[2]. Warsaw	14,429,300	11,887.300	84.44	84.44	Passenger transport, vehicle rent and lease
Wioska Turystyczna WILKASY Sp. z o.o	1,650,000	1,650,000	100.0	100.0	Hotel, leisure, food & beverage industry
Associated-equity companies					
Globis Poznań Sp. z o.o. Warsaw	8,000,000	2,000,000	25.00	25.00	Office building developer and administrator
Globis Wrocław Sp. z o.o. Warsaw	2,000,000	500,000	25.00	25.00	Office building developer and administrator
ORBIS CASINO Sp. z o.o Warsaw	2,592,000	864,000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o. Bydgoszcz	2,202,500	1,078,500	49.00	49.00	Hotel and food & beverage industry
Minority equity holdings					
BWE S.A. Warsaw	117,291,500	1,274,900	1.09	1.09	Banking
PPTE DIAMENT S.A. in liquidation Warsaw	100,000	16,000	16.00	16.00	Employee pension fund
Polskie Hotele Sp.z o.o. in liquidation Warsaw	125,400	1,000	0.8	0.8	Supplies and training in the hotel industry
Rena Kord S.A. in bankruptcy Łódź	9,468,330	745	0.008	0.008	Production, trade, exports and imports of cotton textiles
TARPAN Sp. z o.o. in liquidation Poznań	45,984,500	36,450	0.08	0.08	Manufacturing of motor vehicles, furniture, trade
Walewice Sp. z o.o. in liquidation Walewice	10,510	4,000	38.05	14.29	Leisure, trade, production of foodstuffs

The portfolio of the Company contains investments of a strategic, commercial and restructuring nature.

The **strategic portfolio** consists of shares and interest in the following companies:

a) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **Orbis Transport Sp. z o.o.** – daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies and Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on the operational level on commercial terms;

b) **Globis Poznań Sp. z o.o.** and **Globis Wrocław Sp. z o.o.** – real property developers founded at the end of 2000 together with Globe Trade Centre S.A. as a result of inclusion of office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13,323 m^2 was opened in the spring of 2003 after a year-long construction process. At present, the premises are being leased and adapted to the needs of lessees. Under the circumstances of the continued downward

[1] As a result of cancellation of 1,219 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 16,453,900 and is divided into 163,320 shares at PLN 100 each.

[2] As a result of cancellation of 3,510 shares from net profit without reducing the initial capital in 2002, the initial capital currently amounts to PLN 14,429,300 and is divided into 140,783 shares at PLN 100 each.

business trend, the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares.

The **commercial portfolio** consists of shares and interest in the following companies:

a) **Bank Współpracy Europejskiej S.A.**: a small commercial bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank's operates since 1990 and focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation. The prevailing downward business trend has negatively affected the bank's standing and performance in 2002 and in the semi-annual period of 2003; yet it did not undermine its high solvency ratio. The Bank has launched a restructuring program and at present looks for a strategic investor;

b) **Orbis Casino Sp. z o.o.**: a company founded in 1989 and at present running 9 casinos and 3 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a second, immediately following the Casinos Poland, company in the market of gambling, mutual bets and slot machines;

c) **Hotel company Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o.**: a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement entered into by Orbis S.A. with the successors of the owners of the hotel Pod Orłem in Bydgoszcz in 1993. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term;

d) **Wioska Turystyczna WILKASY Sp. z o.o.** (former PORT SILNOWA Sp. z o.o.): a company running a leisure centre. The village offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the accommodation offered by Orbis S.A. hotel in Mrągowo. The financial standing of the company is stable, though it does not permit financing modernization and building of infrastructure, which is essential if the company were to maintain its market position in the conditions of the developing competition and progressive loss in the value of the property.

The restructuring portfolio includes shares and interest in the remaining companies, subscribed for in the course of debt-for-equity swaps in the course of agreements with creditors or in companies which are deprived of development potential. The cutback of this portfolio will proceed progressively, following the progress of the initiated liquidation and bankruptcy proceedings, the time horizon of which is difficult to predict. The only exception is Tarpan, where liquidation is planned after dealing with the issues of ownership title to a part of land throughout the years 2003/2004. Interest in the Polish Employee Pension Fund DIAMENT S.A., which managed a fund under the same name, has been posted to this portfolio because of initiation, on June 23, 2003, of the company's liquidation procedure. Apart from Orbis S.A., the fund's shareholders include Bank Handlowy S.A., Dominet Bank S.A., Association of Polish Banks, the Silesian University, the company ZPD Jarlan S.A. in bankruptcy and the Solidarity Trade Union in the Mazowsze Region.

As of the reporting date, the value of shares and interest calculated on a basis of acquisition prices, owned directly by Orbis S.A. amounted to PLN 33,846 thousand and was by PLN 336 thousand higher in comparison to the 2002 closing balance.

1.2 Ownership Changes in the Orbis Group in the Semi-Annual Period of 2003

Changes related to the ownership structure of the Orbis Group that occurred in the reporting period consisted in:

a) Registration, on January 29, 2003, of a resolution adopted on June 9, 2002, by the Assembly of Shareholders of PH Majewicz Sp. z o.o. concerning the decrease in the initial capital by 50% without the payment of remuneration to Shareholders. In consequence of that operation, the share held by Orbis S.A. in the initial capital as well as the number of votes at the Assembly of Shareholders have not changed and equal 49%, while the nominal value of shares held went down to PLN 1,078,500;

b) Transfer, on May 22, 2003, of the entire block of shares in PolCard S.A., accounting for 9.9% of the company's initial capital to the company G.I.C Usługi Finansowe Sp. z o.o. against payment of a price constituting an equivalent of US$ 5,94,600 by virtue of a conditional share sale and purchase agreement entered into on February 28, 2003, together with six other shareholders of the company, together with Orbis S.A. holding 99.67% of its initial capital;

c) Opening, as from June 23, 2003, of PPTE DIAMENT S.A. liquidation procedure as a result of failure to implement the strategy adopted by the company's shareholders throughout the years 1999-2002 (acquisition of a strategic investor, spreading the costs of operation by way of a fast growth of shareholder base and number of fund's participants) as well as no prospects for implementation of the said strategy in a medium-term perspective;

d) Execution, on June 24, 2003, by Orbis S.A. and ACCOR Polska Sp. z o.o. with its corporate seat in Warsaw and ACCOR S.A. with its corporate seat in Evry (France) of a share sale and purchase agreement of 100% shares in the company HEKON Hotele Ekonomiczne S.A. with its corporate seat in Warsaw at a price of PLN 404,168.1 thousand. Closing of this transaction, planned for November this year, is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent). As an outcome, of this transaction, the network of Orbis hotels will expand to include 8 two-star IBIS hotels and 2 Novotels. By virtue of a separate agreement, the Company will be granted the right to manage the Mercure Chopin Hotel in Warsaw and will be able to acquire the Ibis Muranowska Hotel in Warsaw after it is built and opened. The Company will be granted exclusivity to run hotel business under Accor brands in Poland and in the Baltic States for a period of 8 years.

1.3 Description of Consolidated Companies in the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming Company Orbis S.A., keeping separate accounting books,
- financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o. which have been fully consolidated,
- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

1.3.1 Orbis S.A. – the dominant company

The joint-stock company Orbis Spółka Akcyjna was established in the course of transformation of the State-Owned Enterprise Orbis into a single-shareholder company of the State Treasury on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises /Dz.U. of 1990 , No 51 item. 298, as subsequently amended/. On December 17, 1990, a notary's deed of the transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted /Notary's file no Rep. A No 1882/1990/. The Statutes of Orbis S.A. was also adopted by virtue of the aforementioned notary's deed.

On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division registered the Company in the commercial register under the number RHB 25134.

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Registry issued a decision on the entry of a joint-stock company Orbis Spółka Akcyjna in the register of business operators under the number KRS 0000022622.

The Company pursues its operation on the basis of its Statute, the consolidated text of which was adopted by the Extraordinary General Assembly of "Orbis S.A." Shareholders on October 3, 2000 /notary's deed Rep. A No 6936/2000/.

The core business activity of the Company includes, above all:

- organization and servicing of domestic and international tourism,
- provision of hotel lodging as well as food&beverage services and ancillary services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- activities in the field of foreign trade, in particular connected with the core business of the Company,
- sale of Polish and foreign goods and products,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of insurance services within the scope of obtained licenses and permits,
- lease of utility areas,
- management of foreign hotels within the framework of hotel management systems operated by the Company.

In accordance with information submitted to the Company by virtue of Article 147 and 158a of the Act on Public Trading in Securities, as at June 30, 2003, the shareholders holding at least 5% stake in Orbis S.A. included:

Shareholders	**% of shares**
Accor S.A.	29.34%
Deutsche Bank AG	12.42%
Commercial Union OFE BPH CU WBK	5.08%
GTC S.A.	5.00%
J.P. Morgan Fleming Asset Management (UK) Limited	5.00%

In the semi-annual period of 2003, the Orbis hotel group comprised 54 hotels located in 29 large cities and resorts in Poland, with an average operating capacities amounting to, as at mid-2003, 9 666 rooms, plus office space designated for lease, conference rooms and hotels' *Business Centers* with a full food&beverage offer in hotel restaurants, bars and clubs. This potential ranks the Orbis hotel group on the first place in Poland and in Central and Eastern Europe.

Implementing the provisions of the Franchising Agreement, by virtue of Resolution No 5 of May 18, 2003, the Management Board rebranded the Helios Hotel in Toruń to the Mercure brand, thus changing the name of the hotel branch to Orbis S.A. Mercure Helios in Toruń.

In mid-2003, the average employment in the Company, calculated in terms of full-time posts, was at the level of 5 810 posts and was by 15.4% lower than in the past year.

The composition of the Company's managing and supervisory bodies in mid-2003 was as follows:

Governing body	Function	Name and surname
Management Board	President	Maciej Olaf Grelowski
	Vice-President	Krzysztof Andrzej Gerula
	Vide-President	Andrzej Bobola Szułdrzyński
	Vide-President	Ireneusz Andrzej Węgłowski
	Member	Yannik Rouvrais
	Member	Laurent Picheral (from June 26, 2002)
Supervisory Board	Chairman	Jean Philippe Savoye
	Vice-Chairman	David Netser (until June 25, 2003)
		Justin Chuter (from June 26,, 2003)
	Members:	Eli Alroy
		Wojciech Ciesielski,
		Sabina Czepielinda
		Wanda Dutkowska
		Michael Harvey
		Janusz Rożdżyński
		Andrzej Saja
		David Vely

As of June 30, 2003, Orbis S.A. equity amounted to PLN 1 201 345 thousand and was by 2.2% higher than in the corresponding period of 2002.

Sales revenues totaled PLN 271,456 thousand and were by 9.7% lower as compared to the semi-annual period of 2002. The net profit equaled PLN 29 094 thousand, i.e. almost four times more than in mid-2002.

1.3.2 Polskie Biuro Podróży Orbis Sp. z o.o. – subsidiary company

Polskie Biuro Podróży Orbis Spółka z ograniczoną odpowiedzialnością was founded on June 7, 1993, by virtue of a notary's deed (notary's file no Rep. A no 1702/1993) by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, no RHB 37048, of the Commercial register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) no 0000046253.

As of June 30, 2003, the Company's shareholders included:

Name of the shareholder	Share in the initial capital
Orbis S.A.	70.409%
Beton Stal S.A.	16.312%
INVOR Sp. z o.o.	5.432%
Chrobot Reisebüro	0.245%
Wilanów Sp. z o.o.	0.064%
Biuro Podróży „Zbigniew"	0.009%
478 natural persons	7.538%

The core business of the Company includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,

- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- sale and purchase of foreign currencies,
- retail trade.

The composition of the Company's managing and supervisory bodies in mid-2003 was as follows:

Governing body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński
	Vice-President	Jerzy Sułowski
	Member	Piotr Gliński
Supervisory Board	Chairman	Krzysztof Gerula
	Vice-Chairman	Marta Kuniszyk
	Members	Małgorzata Serejko
		Barbara Józefów
		Nikodem Błażewski

As of the reporting date, the organizational structure of the Company included 22 units that prepare their own balance sheets, including the Management Board's Office, Foreign Tourism Office, and 20 Regional Branches. Moreover, the Company cooperated with 55 licensed travel agencies throughout the country, with which Orbis S.A. has entered into franchising agreements, and 856 Agents.

As of June 30, 2003, the equity of PBP Orbis Sp. z o.o. amounted to PLN 16,225 thousand and was by 18.8% lower than on December 31, 2002, and by 10% lower as compared to mid-2002.

The employment level in the Company at the end of the reporting period equaled 558 posts and was by 4.1% lower than on December 31, 2002, and by 13% lower as compared to mid-2002.

The Company ended the first six months of 2003 with sales revenues amounting to PLN 69,319 thousand which was by 1.2% lower than in the first six months of the preceding year and with a net loss of PLN 3,758 thousand which, as compared to the first six months of the preceding years, means that the result deteriorated by PLN 1,440 thousand.

As of June 30, 2003, PBP Orbis Sp. z o.o. held shares in the following domestic and foreign organizations:

Name, legal status, corporate address	Share it the initial capital	Status towards PBP Orbis
Orbis Polish Travel Bureau Inc., New York	88.00%	subsidiary
Inter BUS Sp. z o.o., Warsaw	31.00%	affiliated
Dom Polski S.A. , Ostrawa	1.00%	
First Travel GmbH, Düsseldorf (in liquidation)	1.00%	
Orbis Transport Sp. z o.o., Warszawa	0.36%	
Tarnowska Agencja Rozwoju Regionalnego, Tarnów	0.18%	

1.3.3 Orbis Transport Sp. z o.o. – subsidiary

The Company was founded on June 28, 1993, by a notary's deed (notary's file no Rep. A no 1960/93) by PP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, no RHB 37309, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) No 0000037337.

As of June 30, 2003, the Company's shareholders included:

Name of the shareholder	Share in the initial capital
Orbis S.A.	84.437%
LG Leasing Sp. z o.o.	13.858%
Chrobot Reisebüro	0.362%
PBP Orbis Sp. z o.o.	0.185%
185 natural persons	1.158%

The core business of the Company includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- agency in provision of tourist, hotel and transportation services,
- servicing motor vehicles, parking services,
- passenger transport - bus transport on regular routes,
- trading activities including resale of cars and spare parts,
- agency and representation services,
- tourist organization,
- exports and imports of goods and services.

In mid-2003, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname	
Management Board	President	Jan Sidorowicz	
	Vice-President	Janusz Ławnikowicz	
Supervisory Board	Chairman	Andrzej Szułdrzyński	
	Members	Adam Mackiewicz	until May 30, 2003
		Piotr Kwiatkowski	until May 30, 2003
		Aldona Cypryszewska-Olczyk	from June 1, 2003
		Gabriel Bąkiewicz	from June 1, 2003

The organizational structure of the Company includes the Management Board's Office and 10 car rental units in Warszawa, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin and Wrocław.

As of June 30, 2003, the equity of Orbis Transport amounted to PLN 35.517.9 thousand and was by 25.8% higher than at the end of the past year and by 27.9% higher than in the first six months of 2002. The equity of the Company's group (Capital Parking Sp. z o.o. was fully consolidated) amounted to PLN 35.269 thousand and was by 24.9% higher than on December 31, 2002, and by 25.9% higher than in the first six months of 2002.

In mid-2003, the average employment level in the Company equaled 206 persons and was by 4 persons lower as compared to the year 2002.

During the first six months of 2003, Orbis Transport generated a net profit of PLN 7,286 thousand, which accounts for 528.3% of the figure achieved in the six months of 2002 and reported sales amounting to PLN 39,487 thousand, i.e. 117.2% of revenues generated in the first six months of 2002.

The net profit of the group during the reporting period totaled PLN 7,220 thousand, which accounts for 440.5% of the figure achieved in the six months of 2002 and reported sales amounting to PLN 40,644 thousand, i.e. by 20.6% higher than compared in the first six months of 2002.

As of the of the reporting period Orbis Transport held shares in the following domestic and foreign organizations:

Name, legal status, corporate address	Share it the initial capital	Status towards Orbis Transport
Inter BUS Sp. z o.o., Warszawa	39%	affiliate
Capital Parking Sp. z o.o., Warszawa	68%	subsidiary

1.3.4 Orbis Casino Sp. z o.o. – affiliated company

Orbis Casino Sp. z o.o. was founded on April 28, 1989, by PP Orbis, Cherryföretagen AG and Skanska AG by virtue of a notary's deed (notary's file no Rep. A nr I-5336/89) and registered in section B, no RHB 18620, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On October 22, 2002 the Company was entered in the register of business operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As of June 30, 2003, the Company's shareholders included:

Name of shareholder	Share in the initial capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The core business of the Company includes:

- running activities connected with gambling, mutual bets, and slot machines,
- food & beverage services,
- running extraschool forms of education,
- consultancy services in the field of business activities and management,
- publishing activities,
- advertising,
- administration of real property,
- activities related to recreation as well as cultural and sports events,
- other financial agency,
- ancillary financial activities.

In mid-2003, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname	
Management Board	President	Eligiusz Kisała	
	Members	Zofia Maruszyńska	
		Iwona Sachmacińska	
Supervisory Board	Chairman	Ireneusz Węgłowski	
	Members	Maciej Grelowski	
		Agnieszka Strojecka-Łapińska	from June 13, 2003
		Tomasz Mackiewicz	until June 12, 2003
		Wiesław Król	
		Wojciech Szwedkowicz	until June 12, 2003
		Teresa Jurzyk	
		Elżbieta Ziembicka	from June 13, 2003

In the first six months of 2003, the Company operated 9 casinos, of which 8 were located in Orbis' hotels (2 in Warsaw and one in Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), and one in Łódź Business Center and 3 arcade games salons in Orbis hotels (Warsaw, Płock and Łódź).

As of the end of the first six months of 2003, the company's equity amounted to PLN 8,209 thousand and was by PLN 1,882 thousand lower than in 2002 and by PLN 427 thousand higher as compared to the first six months of 2002.

The Company employed 678 persons as of June 30, 2003. As compared to the first six months of 2002, the employment level went up by 31 persons and as compared to December 31, 2002, it increased by 17 persons.

As of June 30, 2003, the Company generated a net profit of PLN 219 thousand, which accounts for 45.34% of the net profit generated in the first half of 2002. The sales revenues equaled PLN 177,695 thousand as compared to sales reported in the first six months of 2002 amounting to PLN 155,065 thousand.

The Company holds a 33.287% stake in the initial capital of Bingo Centrum Sp. z o.o.

II. EXTERNAL FACTORS AFFECTING THE PERFORMANCE OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP

2.1 Macro-economic situation

Economic growth: Real (in average annual prices of the preceding year) GDP growth higher by 2.2% in the 1st quarter of 2003, 3.8% in the 2nd quarter of 2003, and 3.0% in the 1st half of 2003 as compared to corresponding periods of the preceding year proves that an unfavorable trend growing since the 2nd quarter of 2002 was halted. According to government's assumptions for the State budget in 2004 the GDP growth is to reach the level of 5%. Economic revival is conducive to the growth in the dynamics of business traffic and, indirectly, tourist traffic serviced by the Group. A slowdown of the economic growth in the European Union countries, i.e. on major, beside the USA, markets generating incoming traffic in Poland has an effect to the contrary.

Domestic demand: the growth in the domestic demand was slightly slower and, as compared to the corresponding period of the preceding year, equaled 2.3% in the 1st quarter of 2003, 1.9% in the 2nd quarter of 2003 and 2.1% in the 1st half of 2003, respectively. If other conditions are satisfied, it may represent a perspective of growth in demand for services rendered by the Group.

Inflation: This year's inflation target, measured by means of the annual consumer price index in December 2003, stands at 3.0%, with a margin of +/- 1 percentage point. As at the end of June this year, the inflation index equaled 0.8% y/y. The index, as forecast by the National Bank of Poland for the end of December 2004, amounts to 2.5%. The present weak inflation pressure and moderate forecasts for the year 2004 reduce the drop in the purchasing power of the Polish Zloty and, depending on the situation on, among others, the labor market, may contribute to the increase in demand for services offered by the Group.

Labor market: the registered unemployment rate reported in June this year, resulting chiefly from factors of a seasonal nature, stood at 17.8% against 18.1% at the end of the 1st half of 2002. In June 2003, the average gross remuneration in the enterprises' sector went up by 2.1% as compared to May 2003 and by 3.1% as compared to June 2002 while the purchasing power of average remuneration in June 2003 was by 2.3% higher, y/y. However, as the current GDP growth and the growth forecast for 2004 is not likely to bring about a considerable and sustainable improvement on the labor market, the situation on that market will continue to represent a factor curbing the demand for services rendered by the Group.

Exchange rate: The 1st half of 2003 was marked by the depreciation and fluctuation of the Polish Zloty against foreign currencies of the Group's main markets. This tendency intensified in June, on the eve of the tourist season, when the average exchange rate of the NBP at the end of the month stood at: EUR 1 = PLN 4.4570 (31 December 2002: PLN 4.0202, 28 June 2002: PLN 4.0091) and US$ 1 = PLN 3.8966 (31 December 2002: PLN 3.8388, 28 June 2002: PLN 4.0418) which directly affected the revenues generated in exports (foreigners' stays in hotels, foreign incoming traffic) and, taking account of the price elasticity of demand (increase of the price for clients), on revenues from provided services (foreign outgoing traffic).

Interest rates: In the 1st half of 2003, the Monetary Policy Council lowered interest rates six times – over that period the NBP reference rate was reduced from 6.75% in November 2002 to 5.25%, and the lombard rate dropped from 8.75% to 6.75%. The decreasing of price brackets of money on the inter-bank market, although postponed in terms of time, results in a drop in the costs of servicing the Group's debt.

2.2 Dynamics of individual traffic:

Arrivals in Poland: In the 1st half of 2003, the Border Guard recorded 22.5 million foreigners' arrivals, i.e. by 3.2% less that in the corresponding period of past year. In accordance with assessments of the Institute of Tourism, the above figure included 6.2 mn tourists, i.e. by approx. 2% less that in the first six months of the previous year. The basic segments of tourist arrivals comprise: tourism in the strict sense (holidays, leisure), business tourism (fairs and exhibitions, congresses and conferences, business) and visits, accounting for: 28.4%, 23.7% and 28.1%, respectively. The average length of stay in Poland experienced a slight increase: from 3.6 nights in the 1st half of 2002 to 3.9 nights in the first six moths of the current year. The dominance of arrivals organized by tourists themselves prevailed: 82% tourists did not avail themselves of travel agencies' services. As per assessment of the Institute of Tourism, the amount of expenses incurred by tourists in the 1st half of 2003 went down and equaled approx. US$ 107 per person (US$ 132 in the entire year 2002) and US$ 24 per one day of stay. 51% of tourists used the hotel base.

Departures from Poland: In the 1st half of 2003, 18 mn Poles going abroad crossed the border, i.e. by 18.4% less that in the corresponding period of the preceding year. In accordance with the assessments of the Institute of Tourism, the number of travels abroad reported in the 1st quarter of 2003 equaled 1.05 million (by over 50% less than a year ago) and 2.5 mn in the entire 1st half of 2003, i.e. by 28% less than in the 1st half of 2002 (preliminary figures). In the 1st quarter of 2003, the average length of stay was 6.9 nights against 5.1 nights in the 1st quarter of 2002, in April - 9.5 nights, and in May - 13.8 nights against 7.4 nights and 7.2 in the corresponding months of 2002, respectively. The share of the three major segments of outgoing traffic in the total number of travels abroad in the 1st quarter of 2003 was as follows: tourism - 44%, business trips - 30% and visits - 20%.

Domestic tourism: As assessed by the Institute of Tourism, the number of domestic travels amounted to 8.3 mn in the 1st quarter of 2003 and remained unchanged as compared to the three months of 2002, and in the 1st half of 2003 – 21.75 mn and was by 8.8% higher than in he 1st half of 2002 (preliminary figures). The dominant form, as regards the holiday travels, is the organization of travels by tourists themselves who most frequently use their relatives' or acquaintances' homes as a place of accommodation.

Forecast for tourist traffic: As regards foreigners' arrivals in Poland in the years 2003 - 2007, the forecast of the Institute of Tourism from March this year takes account (besides other phenomena) of two significant factors: Poland's accession to the European Union in 2004 and the introduction, as of October 1, 2003, of a visa requirement for the nationals of the Russian Federation, Ukraine, and Byelorussia. The number of arrivals in the years 2003 – 2007 is estimated to range from 12.7 – 14.6 mn per year and a substantial recovery of an upward trend is expected in the year 2006. From the year 2007 on, the number of incoming tourists is presumed to grow at a regular rate of 3%

annually, i.e. at a rate expected by WTO for Europe until the year 2010. Starting with the year 2004, a growth in the number of arrivals may be expected in the following segments: tourism in the strict sense, business and transit while stagnation or drop in the other segments (visits, shopping, other). The forecast amount of expenses incurred by foreign tourists in Poland is assessed at US$ 2.7 bn in 2003 and 2.6 bn in 2004. From the year 2005 on, this figure should grow from US$ 2.9 bn to 3.4 bn in 2007. As regards domestic tourism, according to the forecast of the Institute of Tourism, in the year 2003 the number of domestic travels will go up to hit 58 mn, i.e. by 7.8% higher than the figure reported in the past year. Its steady upward trend will prevail in subsequent years and reach 67 mn domestic travels in 2007. Growth dynamics of short-term travels (2-4 day-long) will be higher than the dynamics of long-term travels (5 or more days). However, the number of domestic travels reported in the year 2000 (64 mn) will not be surpassed earlier than in 2006 (65 mn).

2.3 Competitors:

Hotel market: A downward trend in the number of arrivals of foreign tourists in Poland that prevailed also in the 1st half of 2003 brought about a decline in the level of sales of hotel rooms in the tourist segment. However, a change for the better was noted in the sales of rooms in the business segment (a merely 1.2% drop, as compared to the 1st half of 2002), simultaneously in the 2nd quarter of 2003 that figure rose by 2.6% as compared to the 2nd quarter of 2002). An important factor, exerting an adverse impact on the sales of hotel lodging services in Poland, is a strongly developed competition in the hotel industry. An increase in the number of hotel rooms, incessantly prevailing for a few years, brings down the level of rooms sold in hotels of different chains. In the 1st half of 2003, a growth - as compared to the level noted at the end of 2002 - in the supply of hotel rooms was reported predominantly on two business-tourist markets: Warsaw (778 new rooms) and Cracow (378 new rooms). At the same time, by the end of 2003 subsequent new hotels will be built on the markets referred to above, with a total number of rooms reaching 944 in case of Warsaw and 635 in Cracow. The other major markets (Wrocław, Gdańsk-Gdynia-Sopot, Poznań, Katowice, Szczecin) did not observe a rise in the number of rooms in competitors' hotels. However, considerable competition, intensified in the recent years, can be observed on these markets, including well-known international hotel chains like: Accor, Radisson SAS, Sheraton, Starwood, Six Continents, Hyatt, Campanile. Consequently, the share of Orbis S.A. hotels on particular markets in terms of the number of available rooms remained unchanged or declined in the 1st half of 2003. As regards the Warsaw market, the decline amounted to 6.5 percentage point (from the level of 50% down to 43.5%), and as for the Cracow market – 3.2 percentage points (from 37.8% to 34.6%). Other figures have been presented in the table below.

The share of Orbis S.A. hotels in the 1st half of 2003.

Market	Fair Share
Warsaw	43.5%
Cracow	34.6%
Poznań	60.3%
Wrocław	37.7%
Tri-City	64.2%
Katowice	71.4%

We should also point to a positive correlation between the level of GDP growth in Poland and in the European countries and the sales of hotel services that became evident especially in the 2nd quarter of 2003 and that has resulted in the sales growth in the business segment.

Travel agents' market: as of September 30, 2003 there were 3,510 entities authorized to run tourist operations (travel agencies and tourist agencies) registered in the Central Register of Permits, of which natural persons account for 74.09%. In the year 2003, 493 lost their permits due to: expiry (290) or revoking, among others on the grounds of entity's inability to satisfy the statutory requirement of holding a guarantee. Segmentation of the institutional market in terms of core business of tourist entities was as follows: tour operators (39.88% of authorized entities), tour operators with agency services (59.35%) and agency services (0.77%). Such a divided travel

market is, as a mater of fact, created by approx. 35 travel agencies, of which approx. 10 control approx. 20% of the market. In terms of the number of serviced clients, PBP Orbis Sp. z o.o. hold's the position of the leader.

SARS epidemics and the Iraqi conflict growing since last year have affected the results generated by the tourist industry in the 1st half of 2003 and will have a negative impact on annual results: bookings from the USA went down, it was not always possible to prepare an alternative travel offer for Asia and Mid-East and thus, travel agencies focusing on these destinations were faced with a threat of going bankrupt while air carriers, in danger of a crisis, lowered the commission fees on ticket sales as from April 1. Furthermore, in the conditions of oversupply of outgoing travel offer, the „price war" between travel agencies and disloyal competitive operations (functioning beyond the regulated market of travel agencies, thus reducing the costs of operations) on the part of non-profit organizations (funds, associations, natural persons) intensified and „spoils" the market. As from January 1, 2003, it is no longer possible to provide additional financing for travels abroad from the company social benefits fund and, therefore, this part of the demand has shifted to the domestic leisure market.

Passenger transport and lease of vehicle fleet: Direct competitors of Orbis Transport Sp. z o.o. on the market of regular international transport of passengers include: Eurolines Group, the Intercars and Becker Groups. These four companies hold altogether a 60% share on the market.

Orbis Transport rents passenger cars, both in Poland and abroad, under the brand name of HERTZ (license), and long-term rentals of passenger cars and lorries (leasing) are conducted under HERTZ LEASE (license). Nearly 80% of the market of passenger car rentals is controlled by three companies, namely: Orbis Transport, AVIS and EUROPCAR. Companies like Prime Car, ARVAL, Daimler Chrysler Services Fleet Management and Orbis Transport control in aggregate approx. 75% on the market of long-term rentals of passenger cars and delivery vans.

In the 1st half of 2003, the Polish market of passenger car leases grew by 12% as compared to the corresponding period of the preceding year. Speedier development of that market is hampered by legal problems: only if a „grating" is installed in a passenger car, can the lessee deduct the VAT.

Games market: is regulated by the Act on Games of Chance, Mutual Betting and Slot Machines. Amendment of this Act of April 10, 2003 which entered into force on June 15, 2003 allows, as from the date of Poland's accession to the European Union, for the participation of foreign economic entities from EU member states in Polish companies pursuing operations governed by the Act. It further introduces new games like video-lotteries, telebingo and games on slot machines with low wins (equivalent to EUR 15 at a time) and imposes a lump-sum monthly tax on organizers of these games (equivalent of EUR 50 on each machine until December 31, 2003, EUR 75 in 2004, EUR 100 in 2005 and EUR 125 from January 01, 2006). Casinos Poland retains its leading position on the casinos market, and the company Zjednoczone Przedsiębiorstwa Rozrywkowe is the leader on the market of slot machines.

III. SIGNIFICANT EVENTS IN COMPANIES FORMING THE ORBIS GROUP AFTER THE BALANCE SHEET DATE

Orbis S.A.: By virtue of the articles of association executed with the company CONSULTING PLUS Sp. z o.o. on September 20, 2003, the Company took up 50 shares in CONBIS Sp. z o.o. with a nominal value of PLN 25,000, representing 50% of its registered capital. The company's core business operations of that company include counseling on running economic operations and management, holding-related activities and agency in running business.

GLOBIS Wrocław Sp. z o.o.: By virtue of the resolution dated September 13, 2003, the Extraordinary Assembly of Shareholders decreased the company's initial capital to PLN 50,000. The ownership structure has not changed. The share that Orbis S.A. holds in the equity decreased from PLN 500,000 to PLN 12,500. The registration proceedings are pending.

Orbis Casino Sp. z o.o.: On July 23, 2003 an entry was made in the National Court Registry concerning the increase of the Company's registered capital, paid for from the company's funds, up to the amount of PLN 4,500,000 by way of creating 3,816 new shares with a nominal value of PLN 500 each. The increase was approved by the Ordinary General Assembly of Shareholders on June 12, 2003. As a result of that operation, Orbis S.A. holds 3,000 shares with a total nominal value of PLN 1,500,000 and its share in the capital amounts to 33.33%.

IV. ANALYSIS OF THE BALANCE SHEET OF THE ORBIS GROUP

In mid-2003, the balance sheet total of assets and liabilities closed with the amount of PLN 1 534 593 thousand, meaning that it remained at a level close to the balance sheet total reported at mid-2002 (100.5%).

4.1 Assets

In the consolidated balance sheet, the dominant asset item includes the fixed assets, the share of which in the overall assets amounted to 82.9% in mid-2003. A major share in the structure of fixed assets was contributed by tangible fixed assets (96.8%), which grew in value by PLN 35,946 thousand, i.e. by 3.0% as compared to the corresponding figure in mid-2002.

Long-term investments accounted for 0.7% of fixed assets totaled PLN 9 530 thousand and decreased by PLN 55 546 thousand as compared to June 30, 2002.

Long-term deferred costs and prepayments (1.6% contribution to fixed assets) were dominated, alike in the corresponding period of the past year, by deferred income tax (99.2%).

By mid-2003, the value of current assets increased by PLN 27 838 thousand, i.e. by 11.9% as compared to the corresponding period in 2002. Furthermore, their share in the total assets grew from 15.3% to 17.1%, accordingly. The main underlying reason was the growth in short-term investments by 17.3% and short-term debtors by 13.1%.

4.2 Liabilities

During the first six months of 2003, the equity grew by 2.2% as compared to the corresponding period of the past year and totaled PLN 1 201 345. This growth has been brought about by an increase of the net profits. The share of equity to total liabilities grew in mid-2003 by 1.3 percentage point as compared to the corresponding figure in 2002.

Reserve capital rose by 2.8% and its share in the total liabilities increased by 1.1 percentage point and totaled 48.4%. The growth of reserve capital was mainly attributable to distribution of profits for 2002 as well as profits from past years brought forward and appropriation of small amounts from the revaluation reserve in connection with the sale of fixed assets. Revaluation reserve was by 6.7% lower than at the end of the first six months of 2002 due to sale of fixed assets.

Creditors and provisions for creditors went down by 5.3%. As compared to the preceding year, changes were reported in the following items:

- decrease in the balance of short-term creditors by PLN 4 988 thousand (the share in the overall sum of creditors increased from 41.8% in 2002 to 42.5% in mid-2003),
- decrease of long-term creditors by 10.6%,
- decrease in the balance of provisions for creditors by 3.5%, of which for provisions for pension and equivalent benefits by 16.5% and increase of other provisions, including provisions for liabilities towards employees, provisions for franchise fees and, provisions for liabilities of public law and other – by 17.8%.

V. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the balance sheet and the profit and loss account), an analysis of the Group's performance has been made based on the following categories of ratios: profitability, turnover and financial ratios.

5.1 Profitability ratios

Return on equity (ROE)

Return on equity (ROE) in mid-2003 was at the level of 2.59% and was by 1.94 percentage points higher than in the corresponding period of the past year. This growth is attributable to an increase in net profit by 307.1% as compared to 2002.

Return on assets (ROA)

Return on assets (ROA) in the first six months of 2003 equaled 2.03%, reflecting a growth by 1.53 percentage points as compared to its level reported in the corresponding period of 2002 (0.5%). The higher reading of this ratio is predominantly attributable to a higher level of net profit as compared to the past year, whilst the balance of assets remained at the level of mid-2002.

Return on sales (ROS)

Return on sales (ROS) in mid-2003 reached the level of 8.46% and was by 6.48 percentage points higher than in the first six months of 2002 (1.98%)

Gross profit / Net sales ratio

The gross profit to net sales ratio in mid-2003 was 12.27%, while in the corresponding period of the past year it totaled 2.99%. The growth of this ratio by 9.28 percentage points is attributable to the growth of gross profit.

5.2 Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio in mid-2003 increased by 8.7 days as compared to the past year and equaled 66.9 days. The ratio of trade debtors to the total debtors decreased from 72.6% at the end of 2001 semi-annual period to 68.8% at the end of the first six months of 2003. As of the end of 2003 semi-annual period, trade debtors accounted for 109.4% of their value in the first six months of 2002, while revenues from the sale of products and goods declined by 4.8%.

Creditor turnover period ratio

In the first six months of 2003, the creditor turnover period ratio was 48.3 days as compared to 46.6 days in mid-2002. The ratio of trade creditors to the total short-term creditors grew from 34.6% at the end of the first half of 2002 to 35.5% at the end of the first half of 2003. At mid- 2003, the value of creditors was by 1.1% lower than in the corresponding period of the past year.

Inventory turnover ratio

In mid-2003, the inventory turnover ratio equaled 12.7 days as compared to 15.4 days at the corresponding period of the year 2002. This was the result of both the decline of the volume of stocks as well as the revenues from the sale of products and goods, respectively by 21.8% and 4.8%. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

5.3 Financial ratios

Debt to equity ratio

No major changes have been reported in debt to equity ratio at the end of 2003 semi-annual period. This ratio continues to fluctuate around 21%, the reason being an absence of changes in the sum of creditors (creditors and provisions at mid-2003 accounted for 94.7% of the figures reported in mid-2002) as well as in the amount of total liabilities.

Fixed asset cover ratio

In the first six months of 2003, the fixed asset cover ratio increased by 3.38 percentage points as compared to the corresponding period in the year 2002 and amounted to 100.90%, which is considered a safe level. The balance of fixed assets increased throughout the first six months of 2003 by 3.8%, equity by 1.2% and provisions by 1.8% as compared to the corresponding period of the past year.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so-called Acid-Test Ratio

The evaluation of the Group's ability to meet its current liabilities was made with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

Current Ratio (CR) reflects the ratio of current assets to current liabilities. In mid-2003, the ratio reached a level CR=2.1, reflecting a high degree of blocking current assets in overall assets. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=1.99 in mid-2003.

The value of both the ratios went up as compared to mid-2002 due to growth of cash and other cash assets in mid-2003.

5.4 Other ratios measuring the performance of the Orbis Group

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. The higher the ratio, the better the company's financial standing. In the first six months of 2003, the ratio equaled 1.4, while in the corresponding period of 2002, it was 1.65, which means the said ratio declined by 0.25.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In mid-2003, the ratio totaled 0.29, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.29 to the total sales revenues. In the first six months of 2002, the fixed assets turnover ratio equaled 0.30.

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. In mid-2003, the asset turnover ratio in the Group equaled 0.24 as compared to 0.25 in the first six months of 2002.

Debt cover ratio

The debt cover ratio measures the direct proportion between total debt of a company and its assets that could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In mid-2003, this ratio equaled 0.3 as compared to 0.22 in the first six months of 2002.

VI. CASH FLOW ACCOUNT

The net cash flows from operating activities equaled PLN 36 686 thousand in mid-2003 and accounted for 78.0% of the result reported in the corresponding period of the past year. The accrual-based net cash flow of PLN 31 169 thousand generated in mid-2003 was lower than the net cash flow from operating activities. This means that the value of cash exceeded the profits reported in the profit and loss account. The cash productivity ratio equaled 85.0% in mid-2003.

Investment operations of Orbis S.A. during the period in question have been dominated by receipts from the sale of shares in PolCard. The remaining inflows and investment expenditure involved purchase and disposal of short-term securities and raising the capital of Orbis Casino. Investment operations generated a negative cashflow balance.

Receipts from financial activities were derived mainly from credits and loans incurred by the Group, while expenditure consisted of repayment of bank credits and loans, interest paid as well as the repayment of financial lease. Receipts from financial activities were by 2.1% higher while expenditure was by 62.1% higher than in mid-2002.

Despite a negative net cash flow from both investment and financial operations, the level of cash in the Group equaled PLN 83 723 thousand at the end of first half of 2003.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio no 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet, and equity.

Ratio of net profits to net cash flow from operating activities

$$\frac{net\ profit}{CF\ op.} = \frac{31169}{36\,686} = 85.0\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{CF\ op.}{net\ sales\ revenues} = \frac{36\,686}{368\,270} = 10.0\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 10 in cash and cash equivalents.

In mid-2003, sales revenues generated 10.0% of the net cash flows from operating activities, representing a decline as compared to the level of 12.2% in mid-2002.

Ratio of net cash flow from operating activities to total assets

$$\frac{CF\ op.}{total\ assets} = \frac{36\,686}{1\,534\,593} = 2.4\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in mid-2003 equaled 2.4% and deteriorated as compared to the first six months of 2002 (3.1%).

Ratio of net cash flow from operating activities to equity

$$\frac{CF\ op.}{equity} = \frac{36\,686}{1\,201\,345} = 3.1\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the company's owners. It shows how much cash is generated by each unit of equity.

During the first six months of 2003, every PLN 100 of invested equity produced PLN 3.1. For the sake of comparison, in the first six months of 2002, the same PLN 100 produced PLN 4.0.